
03055168

SUNRISE®
SENIOR LIVING

Sunrise Senior Living Annual Report 2002

a new name, reflecting strong traditions and a bright future

We are combining two industry leaders' strengths, services and talents to create the largest senior living company in the United States. Our success will be measured by the satisfaction of the residents we serve as well as our profitability.

In 2002, Sunrise Assisted Living, Inc. announced we would acquire Marriott Senior Living Services, bringing the two organizations together under the name—Sunrise Senior Living. Combining two of the senior living industry's largest providers will create one company that will serve a broader customer base by providing a wider array of services in more locations to a growing senior population. We hope to create a company that is the senior living provider of choice in major metropolitan markets across the United States and in a growing number of international markets. We will hold onto our traditions, including our commitment to a resident-centered approach to service delivery and care, while we introduce enhancements that will create a brighter future for residents, family members, team members, property owners and shareholders.

Resident Capacity
(in thousands)
○ Sunrise
○ Marriott Senior Living



42.7
23.2
19.5
16.6
14.8
01
02
03E

Senior Housing Supply
○ Assisted Living: 777,801
○ Congregate/Independent Living: 705,376
Total: 1,483,177



Sunrise Senior Living represents 2.4% of the senior housing supply.

Revenues Under Management
(dollars in millions)
○ Sunrise
○ Marriott Senior Living



1,502
846
656
598
497
01
02
03E





Paul J. Klaassen
Chairman and Chief Executive Officer



Thomas B. Newell
President

To Our Fellow Shareholders

2002 was a landmark year for Sunrise, the residents we serve, their family members, the team members who share our mission and our shareholders. We successfully executed our business plan and delivered strong financial results while fulfilling our mission of championing high quality of life for seniors. At year end, we announced that we had entered into a major transaction that will shape our company for years to come.

Several years ago, we announced our strategy and goal to transform into a premier senior living management services company. Through the execution of our business strategy, we have taken many of the steps necessary to achieve that goal. Our property sale/long-term manage back program and new development and acquisition joint ventures have strengthened our balance sheet and have enabled us to grow our portfolio, revenues and net income while reducing debt. Our transformation efforts were further accelerated on December 30, 2002, by the signing of an agreement to acquire Marriott Senior Living Services, the senior living management subsidiary of Marriott International and one of the largest senior living providers in the United States. Reflecting the broad scope of services this combined organization will now offer, we also announced our intent to change our name to Sunrise Senior Living.

This major transaction is only part of our success story for 2002. The possibilities this great combination offers, complemented by Sunrise's other achievements in 2002, lay a strong foundation for many years of strong growth.

2002 Results Sunrise delivered solid financial results in 2002 including higher revenues, net income and earnings per share while growing our operating portfolio and reducing debt. At the same time, we expanded our ability to deliver high-quality care and services to the residents of our communities. Both customer and employee satisfaction levels reached even higher levels in 2002.

In 2002, our revenues rose 18 percent to $505.9 million and net income increased 11 percent in 2002 to $54.7 million, or $2.23 per share. Our growth is attributable to higher income and other benefits from our property sale/long-term manage back program, increased management services income and strong property-level operating performance.

A Great Combination Bringing together the Sunrise and Marriott Senior Living organizations will result in a great combination of services, talents, traditions and ideas, which will benefit the combined organization's residents, family members, team members as well as shareholders and property owners. Together we will serve over 35,000 residents in more than 330 communities, with a staff of nearly 30,000 team members, generating revenues under management in excess of $1.5 billion.

Sunrise continues to be recognized as a pioneer and leader in providing services to seniors. That point was underscored in 2002 by high occupancy levels, increases in revenues and average daily rates, high customer satisfaction results and by the smiling faces we see when we visit our communities. These successes directly follow from Sunrise's commitment to a resident-centered approach to senior services and care. While Sunrise has focused on assisted living and Alzheimer's care, Marriott Senior Living has also built a strong culture of service in assisted living as well as independent living and skilled nursing operations, which will become key service offerings of our combined organization.

Sunrise is committed to expanding the services we offer to seniors. Two years ago, Sunrise introduced At Home Assisted Living, which now operates in Washington, D.C., Philadelphia, Boston and Long Island, N.Y. Additionally in 2002, Sunrise announced a preferred provider agreement with VITAS Healthcare Corporation, one of the nation's leading providers of end-of-life care. Under this agreement, Sunrise and VITAS are implementing a program to make hospice services within Sunrise communities easier to access for residents and their family members. The Marriott Senior Living combination will provide additional expertise and services, and add several new metropolitan regions to our market presence. As a result of combining the two senior living providers, Sunrise Senior Living will operate in virtually all of the top 30 major metropolitan markets in the United States as well as in Canada and the United Kingdom.

Continued Growth The population of seniors around the world continues to grow at a rapid rate, increasing the demand for our resident-centered approach to care and service. Sunrise is building more properties and expanding our management services to help address this growing demand. In 2002, Sunrise added 23 communities to our portfolio, including communities developed and managed by Sunrise, new management contracts and property acquisitions with joint venture partners. Among the properties that opened in 2002 was the 200th community in Sunrise's operating

Financial Highlights

(in thousands, except per share and facility data)

Year Ended December 31,	2002	2001	2000
Operating revenue	$ 505,912	$ 428,219	$ 344,786
Net income (2)	54,661	49,101	24,278
Cash and cash equivalents	173,119	50,275	42,874
Total assets	1,116,151	1,177,615	1,129,361
Total debt	456,969	630,756	674,703
Common stockholders' equity	465,818	410,701	354,045
Facilities (at end of period):			
Owned	181	162	147
Managed	28	24	17
Total	209	186	164
Occupancy rate (3)	90%	91%	94%

Operating Revenues
(dollars in millions)


170.7
255.2
344.8
428.2
505.9
98
99
00
01
02

Resident Capacity
(in thousands)


6.6
11.0
12.9
14.8
16.6
42.7
98
99
00
01
02
03E

Net Income
(dollars in millions)


22.3
20.2
24.3
49.1
54.7
98
99
00
01
02

Notes (2) and (3): See notes to Selected Financial and Operational Data on pages 19–20.

portfolio—a designation shared by two new Sunrise communities that opened on the same day.

As part of our growth plans, Sunrise announced in 2002 two major development joint ventures with institutional investors. We will develop senior living properties in Germany and the United Kingdom through our venture with PRICOA Property Private Equity (PPPE), the European real estate private equity arm of Prudential Real Estate Investors. We will develop additional properties in the United States through our venture with the California Public Employees' Retirement System (CalPERS) and AEW Capital Management. These ventures are consistent with our management services transformation. The benefits of this structure include reduced capital requirements for development, increased management services revenues and earnings from long-term contracts, and a reduction in start-up losses.

Although Sunrise Senior Living will become the largest senior living provider in the United States, we will operate only about 2.4 percent of the nation's senior living supply. This obviously leaves a tremendous amount of room for growth to meet the needs of the fastest-growing segment of our population.

Benefits of a Management Services Company Although Sunrise's mission has not changed, we are now well into our evolution from an owner to a manager of senior living communities. The Marriott Senior Living transaction, recent joint venture development agreements and the acceleration of our sale/long-term manage back program have accelerated this process. As a management services company, we will offer more predictable and stable revenue and earnings streams from long-term management contracts. We will be less dependent on transactional income, we will have less debt and our growth will be self-funded. We believe this platform is a superior structure for our shareholders. It has worked for many companies over the years, and we believe it should work well for Sunrise.

Looking Ahead We look forward to delivering another strong year in 2003 and believe our achievements in 2002 have prepared us well to accomplish this goal. We are proud of Sunrise's results in 2002 and eagerly await the challenges and opportunities that lie before us. Our company thrives because our team members are committed to making life better for seniors, and we are proud that the Marriott Senior Living team shares our passion. This is an exciting time at Sunrise. Thank you for your interest and confidence in our organization. We know we are a privileged team to be engaged in work that we love while building a sector-leading company that provides such a significant service. Thank you for partnering with us.

March 28, 2003

Paul J. Klaassen
Chairman and Chief Executive Officer

Thomas B. Newell
President



left to right

Paul J. Klaassen *Chairman of the Board and Chief Executive Officer, Sunrise Senior Living*

J.W. Marriott, Jr. *Chairman of the Board and Chief Executive Officer, Marriott International*

a great combination of two organizations' traditions and strengths resulting in a stronger company to serve residents, shareholders and property owners

Bringing together Sunrise and Marriott Senior Living joins two organizations with rich histories and strong traditions, centered on service to seniors, their family members and the team members who serve them.

Championing the Quality of Life

As leaders in the senior living field, the two companies share many traditions—most notably their commitment to a resident-centered model. This approach to senior living is a hallmark of both organizations, and the companies' success is in large part attributable to their commitment to this model. A concept simple in theory, but challenging in execution, the resident-centered approach focuses on each unique person and his or her needs and preferences. Most importantly, this approach embraces and helps preserve a resident's individuality, which is often overlooked or neglected in traditional long-term care settings, where an emphasis is placed on fitting a resident into the setting, rather than adapting the setting to meet the resident's needs.


Transportation Services
Emergency Response
Medication Monitoring
Individualized Service Plan
Hospice
Rehab Therapies
Activities of Daily Living (ADL)
Meals
Single Family Home
Alzheimer's Care
Independent Living Apartment
Sub-Acute Nursing
Cottage
Skilled Nursing Facility
Assisted Living

Resident-Centered Senior Living
...bringing services to a broad spectrum of living arrangements



A resident-centered approach, if truly practiced within a community, results in high-quality customer service and satisfaction. In 2002, Sunrise achieved excellent customer service results in virtually all measured areas. Sunrise believes the best senior living has yet to be created, and as the two organizations learn from each other and implement best practices, customer service results should improve even further.

The foundation for the Sunrise organization has always been the company's culture of teamwork and service to others and our mission to champion quality of life for all seniors. Sunrise is fortunate to attract individuals to our workforce who embrace the company's culture and share our mission. As the Sunrise team grows stronger, we are able to achieve great things, including reaching important milestones such as the opening of the 200th Sunrise community and the opening of the 10th new community in international markets. Marriott Senior Living and its associates share Sunrise's passion, a similar culture and a similar mission, which Sunrise believes will foster a successful integration of the two companies. As the two companies move forward as one, new traditions will evolve to complement those already in existence.




SUNRISE
STEPHANNIE
EVANS




Seattle/Tacoma
Minneapolis/St. Paul
Boston
Hartford/New Haven
Detroit
Sacramento
Chicago
Cleveland
New York
Indianapolis
Pittsburgh
Philadelphia
Baltimore
San Francisco
Denver
Washington D.C.
St. Louis
Raleigh/Durham
Nashville
Charlotte
Los Angeles
Phoenix
San Diego
Atlanta
Dallas/Ft. Worth
Houston
Orlando/Daytona Beach
Tampa/St. Petersburg
Miami/Ft. Lauderdale

Sunrise Major Markets

Growing Our Communities

Looking for a Sunrise community has traditionally meant looking within the top U.S. metropolitan markets, where Sunrise has concentrated our operations. This clustering approach has allowed us to leverage our field operational leadership teams, sales and marketing efforts, and training programs, and has also played a role in Sunrise's international expansion. Clustering in and around major metropolitan areas has also benefited Sunrise when introducing new service offerings. Two years ago, Sunrise introduced At Home Assisted Living in the Washington, D.C. metropolitan market. In 2002, the At Home Assisted Living program expanded into Philadelphia, Boston and Long Island, N.Y.—markets where Sunrise had already earned a strong reputation as a trusted provider of senior living services.





Marriott Senior Living followed a similar major metropolitan market approach and has established a presence in several markets not served by Sunrise. Integrating the two companies will give Sunrise a major presence in virtually all of the top 30 major metropolitan markets in the United States.

In addition to introducing Sunrise to some new markets, combining the two senior living providers will also help strengthen Sunrise's position in familiar markets and expand the services offered in those markets.

Sunrise will now offer a broader scope of services to satisfy seniors' needs in the deepest markets and will be a leading provider of independent living, assisted living, skilled nursing and rehabilitative care. We will also continue to increase the availability of other services offered in our communities, such as hospice, while expanding our At Home Assisted Living presence.

Resident Capacity by Category

	Sunrise	Marriott Senior Living	Combined 2002	Combined 2003E
Managed	2,322	17,982	20,304	21,071
Owned	13,233	0	13,233	15,409
Leased	1,045	5,175	6,220	6,220
Total	16,600	23,157	39,757	42,700

A Growing Company, Positioned to Meet Customers' Changing Needs and Preferences and Deliver Solid Returns



Transforming Our Company

Several years ago, Sunrise announced our strategy to transform into a premier senior living management services company. Sunrise has made progress toward that goal through reflagging opportunities to manage senior living communities for third-party owners, through joint venture development projects and through our established property sale/long-term manage back program, under which we sell our properties while maintaining long-term management contracts. There are many benefits to being a management services company, and those benefits are ultimately realized by customers, team members and shareholders.



First, our revenues and earnings will be based, to a greater degree, on long-term management contracts. As such, Sunrise's revenue and earnings should be more predictable and less transactional-based. As a management services company, Sunrise will have less debt and our growth will be self-funded.

In 2003, Sunrise's progress toward becoming a premier senior living management services company will accelerate as a result of three primary drivers:

- The closing and integration of Marriott Senior Living, which will add 126 operating properties—nearly all management contracts—and represent over $840 million in new revenues under management.
- The addition of 30 to 35 new communities—including the opening of approximately 20 newly developed communities—primarily through joint ventures. 2003 will mark the first year that more newly developed communities will be owned in joint ventures than will be wholly owned by Sunrise. We expect the balance of new communities to come from the addition of 10 to 15 management contracts in addition to the Marriott Senior Living transaction.
- The acceleration of our sale/long-term manage back program.


SARAH
BARBARA
WARREN
LISSA
DIRECTOR OF COMM. RELATIONS



Resident Capacity by Unit Type

	Sunrise	Marriott Senior Living	Combined 2002	Combined 2003E
Assisted Living	15,518	11,605	27,123	29,885
Independent Living	1,016	7,846	8,862	9,043
Skilled Nursing	66	3,706	3,772	3,772
Total	16,600	23,157	39,757	42,700

Deepening Our Relationships

One of the best ways to distinguish yourself as an operator is to continue to improve the performance of your existing communities by providing high-quality care and adding new services. This typically results in increased revenues from the existing communities leading to improved results.

We have always believed that a Sunrise community becomes a resident's home when he or she moves in. To support that belief, Sunrise has developed our programming to allow residents to remain in their Sunrise home as their needs progress. Realizing residents' needs and demands change over time,





Sunrise has been able to further meet the needs of existing Sunrise residents through the introduction of additional service levels and new programs including the new hospice program.

Sunrise strives to attract residents to our communities, provide them with the care and services they need and build a solid reputation in each of the markets where we operate. As a premier operator, our goal is to improve occupancy, grow revenue, control expenses and improve the overall performance of each of our communities. As a responsible financial steward, we believe, by meeting these needs, we provide the greatest value for both residents and owners of Sunrise communities.

The dramatic decrease in new construction of senior living communities that began in the late 1990s continues to benefit Sunrise and the industry as a whole. With demand increasing from a growing number of seniors, industry trends in occupancy and profitability have turned positive. As the largest senior living services company, Sunrise is poised to benefit from these trends.

Developing New Communities

Sunrise remains one of the only senior living providers to maintain a steady development program. In 2002, we opened 17 new communities developed by Sunrise. We continue to emphasize international expansion with four of our 2002 openings located in Canada, bringing the total number of Sunrise properties in that country to seven. One additional opening in 2002 was near London, bringing the number of Sunrise properties in the United Kingdom to two, with a third opening taking place in January 2003. Following our domestic development strategy, we focus our international activities by clustering development in top international markets. In 2002, Sunrise began development efforts in Germany, with construction starts expected in several major German metropolitan markets in 2003.





Consistent with Sunrise's long-range plans to transform into a management services company, the majority of our planned openings in 2003 will be part of joint venture development programs with institutional real estate investors. To support this strategy, we formed two new development joint ventures in 2002 to expand Sunrise's domestic and international development. In the second quarter, we announced that we had formed a joint venture with PRICOA Property Private Equity (PPPE), the European real estate private equity arm of Prudential Real Estate Investors (PREI), to develop senior living properties in Germany and the United Kingdom. The joint venture is expected to develop as many as 45 to 50 senior living communities in major metropolitan markets in those countries over the next five to seven years. Sunrise's existing operations in the United Kingdom have shown it to be a strong market for senior living services, and research on the German market supports a development strategy there as well.



Under a new joint venture development agreement with the California Public Employees' Retirement System (CalPERS), Sunrise will develop senior living communities in major metropolitan markets in the United States over the next two years. The venture will initially develop 12 communities, eight of which will be located in California. CalPERS already has an ownership interest in 13 Sunrise properties through Sunrise's property sale/long-term manage back program. In addition to developing these communities for joint ventures, Sunrise will manage them under long-term management agreements.

Achieving Our Goals

Over the past few years, we have supplemented our development growth by obtaining new management contracts and by selected acquisitions. By setting and achieving an annual goal of adding 10 to 15 new management contracts, we have steadily increased our number of managed properties. As owners of senior living properties assess management companies in an effort to add value to their investments, more are turning to Sunrise, reflecting our experience, recognized commitment and success as a senior living management leader.





This strategy will be greatly enhanced by the Marriott Senior Living transaction. Sunrise will add 126 properties to our operating portfolio of which 110 are management contracts. As a result, in 2003, we will exceed our target of new management contracts and expect to add additional contracts throughout the year. As a combined company, Sunrise will have only 2.4 percent of the entire senior living management business in the United States. With added growth potential in a large and growing field, we plan to continue increasing our third-party management business by obtaining new management contracts and acquiring additional senior living communities.

To achieve this goal, Sunrise will continue to acquire senior living communities that fit our geographic dispersion and service-level offerings. Sunrise continues to evaluate prospective properties, many of which will be acquired through partnerships with capital providers and managed by Sunrise. In 2002, Sunrise formed a joint venture with Deutsche Bank for this purpose, and the joint venture acquired its first two properties in December 2002.

With exciting changes ahead, Sunrise sees a very bright future. As two leaders come together as one, bringing with them strong traditions, a commitment to serve and the knowledge of what it takes to succeed in a growing and ever-evolving industry, a new standard will be set. As residents are offered added options for service and care, team members are given more opportunities to grow and shareholders and property owners find even greater value in their investments, Sunrise will continue to raise the bar.

Financials 2002 Sunrise Assisted Living, Inc.



Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with Sunrise's Consolidated Financial Statements and notes thereto included elsewhere herein.

	December 31,				
(dollars in thousands, except per share amounts)	2002	2001	2000	1999[1]	1998
Statement of Operations Data:					
Operating revenue	$ 505,912	$ 428,219	$ 344,786	$ 255,219	$ 170,712
Facility and management contract operating expenses	312,101	243,387	185,897	137,494	89,929
Facility development and pre-rental expenses	11,504	7,949	6,226	7,184	5,197
General and administrative expenses	36,944	32,809	27,418	20,715	12,726
Depreciation and amortization expenses	25,317	28,475	33,902	25,448	21,650
Interest expense, net	19,980	26,176	37,566	21,750	15,430
Net income[2]	54,661	49,101	24,278	20,213	22,312
Net income per common share:					
Basic	2.44	2.25	1.12	0.96	1.16
Diluted	2.23	2.08	1.10	0.94	1.11
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 173,119	$ 50,275	$ 42,874	$ 53,540	$ 54,197
Working capital (deficit)	139,639	38,803	(34,063)	95,480	69,573
Total assets	1,116,151	1,177,615	1,129,361	1,101,413	683,411
Total debt	456,969	630,756	674,703	700,943	428,326
Stockholders' equity	465,818	410,701	354,045	335,124	227,655
Operating and Other Data:					
Ratio of earnings to fixed charges[3]	2.71x	2.48x	1.57x	1.52x	1.61x
EBITDA (excluding non-recurring items and charges)[4]	$ 135,033	$ 132,838	$ 111,268	$ 80,308	$ 59,392
Net cash provided by operating activities	98,817	101,485	62,477	42,787	27,138
Net cash (used in) provided by investing activities	211,935	(52,518)	(34,258)	(235,065)	(146,471)
Net cash (used in) provided by financing activities	(187,908)	(41,566)	(38,885)	191,621	90,887
Properties (at end of period):					
Owned	181	162	147	126	66
Managed	28	24	17	14	11
Total	209	186	164	140	77
Resident capacity:					
Owned	14,278	12,607	11,380	9,756	5,617
Managed	2,322	2,190	1,503	1,289	1,010
Total	16,600	14,797	12,883	11,045	6,627
Number of stabilized consolidated properties	79	83	68	49	32
Occupancy rate[5]	90%	91%	94%	96%	94%

(1) On May 14, 1999, we completed our acquisition of Karrington through a tax-free, stock-for-stock transaction in which we issued 2.3 million shares of our common stock in exchange for all outstanding shares of Karrington and Karrington became a wholly owned subsidiary of Sunrise. The common stock issued in the transaction, together with related merger costs, had a value of $85 million. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations of Karrington since the acquisition are included in our financial information for 1999.

(2) Net income for the year ended December 31, 2002 included an extraordinary loss of approximately $4 million ($2 million net of tax) for fees associated with the $92 million term loan and the premium paid for early redemption of the convertible notes. Net income for the year ended December 31, 2001 included a $2 million non-recurring item ($1 million after tax), which consisted of a $9 million cash payment, net of expenses, received by us in connection with a settlement of a lawsuit filed by Karrington prior to our acquisition of Karrington, and $7 million of non-recurring charges associated with writing down project costs as a result of our decision not to proceed with our planned development of five sites. Net income for the year ended December 31, 1999 included $5 million of non-recurring charges ($4 million after tax), of which $4 million related to the consolidation and integration of the acquired operations and development pipeline of Karrington and $1 million related to the termination of a property acquisition agreement. Of these non-recurring charges, $4 million were non-cash transactions.

(3) Computed by dividing earnings by total fixed charges. Earnings consist of earnings from continuing operations excluding unusual charges or extraordinary items, plus fixed charges, reduced by the amount of unamortized interest capitalized. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and a portion of rent expense estimated by management to be the interest component of such rentals.

(4) *EBITDA (excluding non-recurring items and charges) are presented because we believe this data is used by some investors to evaluate our ability to meet debt service requirements. We consider EBITDA to be an indicative measure of our operating performance due to the significance of our long-lived assets and because this data can be used to measure our ability to service debt, fund capital expenditures and expand our business. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles. In addition, our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. Interest, taxes, depreciation and amortization, which are not reflected in our presentation of EBITDA, have been, and will be incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance. We calculate EBITDA as follows:*

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Net income (loss)	**$ 54,661**	$ 49,101	$ 24,278	$20,213	$22,312
Plus interest expense, net	**19,980**	26,176	37,566	21,750	15,430
Plus taxes	**35,075**	31,393	15,522	7,828	—
Plus depreciation and amortization	**25,317**	28,475	33,902	25,448	21,650
Less non-recurring items	—	(2,307)	—	—	—
Plus non-recurring charges	—	—	—	5,069	—
Earnings before interest, taxes, depreciation and amortization (excluding non-recurring items and charges):	**$135,033**	$132,838	$111,268	$80,308	$59,392

(5) *Based on occupancy for owned properties, opened or operated for at least 12 months, or that have achieved occupancy percentages of 95% or above at the beginning of the year. The occupancy rate excludes resident capacity affected by temporary vacancies and resident relocations generally of between three to six months due to renovations. Stabilized occupancy levels for 2001 and 2002 were negatively impacted by the inclusion of the Karrington portfolio, the impact of the sale of mature Sunrise properties under the sale/long-term manage back program and the addition of newly developed properties through our development program. Although the financial performance of stabilized Karrington properties has improved, they generally exhibit lower occupancy levels compared to Sunrise prototype properties.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the information contained in our consolidated financial statements, including the related notes, and other financial information appearing elsewhere herein. This management's discussion and analysis contains certain forward-looking statements that involve risks and uncertainties. Although we believe the expectations reflected in such forward looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, our ability to execute on our sale/manage back program, market factors that could affect the value of our properties, the risks of downturns in economic conditions generally, success in integrating Marriott Senior Living's operations, satisfaction of closing conditions and availability of financing for development and acquisitions. Some of these factors are discussed elsewhere herein. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. Unless the context suggests otherwise, references herein to "we," "us" and "our" mean Sunrise Assisted Living, Inc. and its consolidated subsidiaries.

OVERVIEW

We are a provider of senior living services in the United States, Canada and the United Kingdom. Founded in 1981, we began with a simple but innovative vision—to create an alternative senior living option that would emphasize quality of life and quality of care. As of December 31, 2002, we operated 200 communities in the United States, seven communities in Canada and two communities in the United Kingdom, with a total resident capacity of more than 16,000, including 181 communities owned by us or in which we have an ownership interest and 28 communities managed for third parties. We have traditionally served as an operator of assisted living communities but have also offered independent living services and skilled nursing services at some communities. In addition to operating senior living communities, we also develop senior living communities for ourselves and for joint ventures in which we retain an ownership interest.

Our long-range strategic objective is to transform ourselves into a senior living management services company. We believe this transformation will result in our revenue and earnings becoming increasingly based on long-term management contracts resulting in more stable and predictable revenue and earnings streams. Through the execution of our business plan, we have made significant progress toward this goal. We expect that our progress in this area will be accelerated primarily by (1) the closing of our acquisition and subsequent integration of Marriott Senior Living (see "Recent Developments" below), (2) the development of new communities primarily through joint ventures and (3) the continuation of our sale/long-term manage back program.

RECENT DEVELOPMENTS

In December 2002, we signed a definitive purchase agreement with Marriott International, Inc. to acquire all of the outstanding stock of Marriott's wholly owned subsidiary, Marriott Senior Living Services, Inc., which owns and operates senior independent full-service and assisted living communities. Upon the closing of this transaction, which is currently expected to occur in late March 2003, we expect to assume management of an additional 126 operating properties with a total resident capacity of 23,157. These properties are expected to consist of 110 management contracts and 16 operating leases. Through our acquisition of all of Marriott Senior Living's outstanding stock, we will also acquire 12 land parcels as well as certain other assets of Marriott Senior Living. At closing, Marriott Senior Living's approximately 15,000 employees are expected to remain employed by Marriott Senior Living, which is expected to be renamed Sunrise Senior Living Services. The closing of this transaction is subject to the receipt of required regulatory approvals and other closing conditions.

We will pay approximately $88 million in cash, subject to various adjustments set forth in the purchase agreement, to acquire all of the outstanding stock of Marriott Senior Living. We will also assume approximately $38 million of working capital liabilities and other funding obligations, including credit enhancements, and approximately $23 million of life care endowment obligations, the majority of which are expected to be refinanced with proceeds from the issuance of new endowment obligations as new residents enter the communities. In addition, pursuant to the terms of the purchase agreement, Sunrise expects to pay Marriott approximately $10 million in connection with Marriott Senior Living's expected acquisition of certain real property prior to the closing of the transaction. We will use cash on hand, including proceeds from our recently completed sale/long-term manage back transactions, and capacity under our various credit facilities to fund the purchase price.

The Marriott Senior Living portfolio currently includes 126 properties located in 29 states with a resident capacity of 23,157. The majority of the properties are clustered in major metropolitan markets, which is consistent with Sunrise's operating strategy. Based on data provided to us by Marriott International, approximately 50 percent of the resident capacity of the portfolio is assisted living, 34 percent is independent living and 16 percent is skilled nursing. At closing, the properties are expected to be owned by six major owner groups with the two largest owners comprising 66 percent of the portfolio. Based on data provided to us by Marriott International, the two largest owners are CNL Retirement Properties, Inc. (38 properties) and Senior Housing Properties Trust (45 properties). We are aware of pending litigation between Senior Housing Properties Trust and Marriott. The definitive purchase agreement between Sunrise and Marriott provides protection for us regarding certain management contracts, including the contracts for the Senior Housing Properties Trust properties.

CRITICAL ACCOUNTING POLICIES

Development of Properties

We undertake to develop a number of wholly owned senior living properties each year. We also develop senior living properties in partnership with others. We believe we have maintained a disciplined approach to site selection and refinement of our operating model, first introduced over 20 years ago, and are constantly searching for ways to improve our properties.

At December 31, 2002, we had seven wholly owned properties under construction with a resident capacity of over 500 residents. With respect to these development properties, we are required to fund the construction of the property not otherwise financed by construction loans, capitalize the property development costs associated with construction, recognize initial operating losses from the property during the initial one to two years prior to the property achieving occupancy stabilization and recognize ongoing depreciation expense associated with owning the real estate. We are committed to this investment in costs and expenses because we have historically been able to create significant value through the successful development and operation of wholly owned prototype properties. In 2002, start-up losses for 100% owned properties that have not reached stabilized occupancy were $6 million and depreciation expense for our owned properties was $20 million.

We also enter into development joint ventures in order to reduce our initial capital requirements, while enabling us to enter into long-term management agreements that are intended to provide us with a stream of revenue. Additionally, these development joint ventures allow us to reduce the risk of our international expansion, which we conduct through joint ventures, with the assistance of knowledgeable international partners. When development is undertaken in partnership with others, our joint venture partners provide significant cash equity investments, and we take a minority interest in such ventures. Additionally, non-recourse third-party construction debt is obtained to provide the majority of funds necessary to complete development. At December 31, 2002, these joint ventures have developed or are developing 51 properties (14 of which are under construction) with approximately $547 million of third-party debt and approximately $144 million of third-party equity.

As a part of our operating strategy, we may provide limited debt guarantees to certain of our development joint ventures. Unless otherwise stated, we would be required to perform under a debt guarantee if the business venture failed to perform under the debt agreement and the bank pursued our guarantee. We currently guaranty $34 million of debt for our development joint ventures. Of the $34 million, $18 million are last dollar debt guarantees on international development. Last dollar guarantee means the third-party debt would have to default, the bank would have to enforce any remedies against the venture, including foreclosure, after which we would have to provide any required funds to make up any difference between the loan amount and the amount recovered from such enforcement. Of the $34 million in debt guarantees to development joint ventures, $21 million are removed upon stabilization of the underlying properties. The remaining $13 million will remain in place throughout the term of the loan. We receive a fee in all situations where we have provided a debt guarantee. These fees are recognized over the period covered by the respective debt guarantee. To date, we have not been required to fund any debt guarantees due to the positive performance of the underlying properties. At December 31, 2002, we do not believe that we will be required to fund under our current outstanding debt guarantees and therefore no liabilities are reflected in our financial statements for these debt guarantees. If we were required to fund a debt guarantee, we would loan the joint venture the required funds at the prevailing market interest rate. If circumstances were to suggest that any amounts with respect to these loans would be uncollectible, we would establish a reserve to write-down the loan to its collectible value.

For all of our development joint ventures, we earn pre-opening fees for site selection, zoning, construction supervision, employee selection, licensing, training and marketing efforts. These fees are included in the "Management and contract services" line item on our consolidated income statement. As we are minority owners in these joint ventures, we only record the fee revenue associated with the third-party ownership percentage of the joint venture. For example, when our joint venture partner has a 75% ownership interest in the joint venture, we only record 75% of the fee revenue.

As part of our fee-development for joint ventures, we typically guarantee that properties will be completed at budgeted costs approved by all partners in the joint venture. Budgeted costs typically include significant contingency reserves for unforeseen costs and potential overruns. We would be required to fund these guarantees if the actual costs of development exceeded the approved budgeted costs. At December 31, 2002, thirteen properties are under construction and subject to completion guarantees. We have over 20 years' experience in the development and construction of senior living properties. Our construction contractors are experienced in building our prototype and assume much of the risk of on-time and on-budget completion by executing fixed-price contracts. Typically, the terms of these guarantees provide for no limitation to the maximum potential future payments under the guarantee. In certain agreements, if amounts are required to be funded by us, they would become loans to the venture and earn interest. We closely monitor these projects and do not expect to fund any amounts under these development completion guarantees during 2003. Therefore, no liabilities are reflected in our financial statements for these guarantees. If we were required to provide funds under a development completion guarantee, we could provide additional capital contributions to the joint venture to meet our obligation, if provided in the joint venture and guarantee agreement, or we would expense amounts provided under the development completion guarantee.

In addition to the third-party debt, we may provide financing necessary to complete the construction of the properties within these joint ventures. These loans are presented on our consolidated balance sheet in the "Notes receivable" line item and were $77 million at December 31, 2002. This financing is provided at negotiated prevailing market interest rates. We monitor the collectibility of these notes based on the current performance of the open properties, the budgets and projections for future performance and the estimated fair value that has been created by the successful completion and operation of these properties. To date, we have not recorded any reserves against these notes based on our analysis of the preceding factors and, at December 31, 2002, expect that repayment of these notes will be made. If circumstances were to suggest that any amounts with respect to these notes would be uncollectible, we would establish a reserve to write-down the note to its collectible value.

In addition to the foregoing, we may provide limited debt guarantees to certain of our joint ventures. Unless otherwise stated, we would be required to perform under a debt guarantee if the business venture failed to perform under the debt agreement and the bank pursued our guarantee. At December 31, 2002, we have guaranteed $16 million of debt for our business ventures which represents our maximum exposure under our debt guarantees. Of the $16 million, $2 million of guarantees are for our sale long-term manage back partnerships. These guarantees are removed upon reaching certain occupancy and debt service coverage targets within the partnership. Of the $16 million, $4 million represents a debt guarantee to a joint venture that was acquired in the Karrington acquisition. This debt guarantee remains in place throughout the term of the loan. Sunrise has provided $10 million of debt guarantees to hospital partnerships that remain in place throughout the term of the loan. To date we have not been required to fund any debt guarantees.

Management of Properties

We manage and operate properties wholly owned by us, owned by joint ventures in which we have a minority ownership interest and owned completely by third parties. For the properties that we manage for third parties, we typically are paid a management fee of approximately 5% to 8% of the property's revenue. In addition, in certain management contracts, we have the opportunity to earn incentive management fees based on monthly or yearly operating or cash flow results. Management fee revenue is included in the "Management and contract services" line item on our consolidated income statement.

As a part of some third party management contracts, we may provide an operating deficit guarantee. This means that if a property has depleted all of its operating reserves and does not generate enough cash flow during a month to cover its expenses, we would provide a loan to the property to cover the cash shortfall. These guarantees are generally included within our joint venture development portfolios and usually are provided for a limited period of time, generally until the property reaches stabilization. Typically, the terms of these operating deficit guarantees provide for no limitation to the maximum potential future payments under the guarantee. Currently, 26 operating properties are subject to a Sunrise operating deficit guarantee and 13 additional properties will be subject to a guarantee upon opening. Sunrise funded $300,000 under these guarantees in 2002 related to four properties in the international joint ventures and expects to fund approximately $200,000 in 2003 under these guarantees. The amounts funded in 2002 were recorded as loans to the ventures.

Sale/Long-Term Manage Back Program

In 2000, we announced our intention to sell selected owned properties as a normal part of our operations and retain long-term management contracts and, in many cases, minority equity interests in the properties. We believe that this strategy of selling selected properties as part of our normal operations has and will continue to enable us to reduce our debt, re-deploy our capital into new development projects and realize cash gains on appreciated real estate. Under our sale/long-term manage back program, we sell wholly owned properties that we previously developed. This approach requires that we reflect in our income statement many expenses associated with these properties prior to their sale, including certain development expenses, start-up losses and depreciation.

We have performed under our sale/long-term manage back program by selling some properties 100% to third-parties and retaining a long-term management contract and selling some properties to joint ventures in which we have a minority ownership interest, generally ranging from 20% to 25%. If we sell 100% of a property to a third-party owner, we recognize as a gain from the sale the difference between the purchase price and the book value of the property, less the costs to sell. Generally accepted accounting principles require that we remove the book value of the property from the "Property and equipment" line item on our consolidated balance sheet and remove from liabilities any debt paid off or assumed by the new owner in the transaction.

If we sell a property to a joint venture in which we have a minority ownership interest, we will recognize as a gain from the sale the difference between the purchase price and the book value of the property, less the costs to sell, adjusted to reflect only the gain associated with the third-party ownership in the joint venture. Generally accepted accounting principles require that we not record a gain on the portion of the sale associated with our remaining ownership in the joint venture. Generally accepted accounting principles also require that we record, at historical cost basis, our remaining ownership of the property sold and debt assumed by the joint venture as an investment. This investment is included in the "Investment in unconsolidated senior living properties" line item on the balance sheet. Further, as is the case with the sale of a 100% interest in a property, generally accepted accounting principles require that we remove the book value of the property from the "Property and equipment" line on our consolidated balance sheet and remove from liabilities any debt assumed by the new owner in the transaction. We generally do not provide seller financing in these transactions.

The recognition of the gain from these sales, as calculated above, in our consolidated income statement, which is recorded in the "Income from property sales" line item, is determined by the terms of the purchase and sale agreement. Often, the purchasers in these transactions require that the properties perform at a certain operating level for up to one-year following the sale transaction. The operating contingencies placed in these agreements require us, in accordance with generally accepted accounting principles, to defer a portion of the gains until such operating contingencies have been met. If the operating contingencies are not met for an identified period, we would be required to repay a portion of the cash proceeds related to the specific contingency and would not be able to recognize the portion of the gain associated with that contingency. There have been sale transactions in this sale/long-term manage back program that have not required such operating contingencies. In these instances, we would record the gain in the period in which the sale occurred. The balance of the unrecognized gains on properties sold in prior periods is included in the "Deferred revenue" line of our consolidated balance sheet.

For financial statement purposes, we record a provision for income taxes on all gains we recognize on the sale of properties at the applicable statutory rate. For federal income tax purposes, many of our sales are treated as tax-free exchanges.

RESULTS OF OPERATIONS

We derive our consolidated revenues from three primary sources: (1) resident fees for the delivery of senior living services, (2) management and contract services income for management and contract services provided to properties owned by unconsolidated joint ventures and other third parties and (3) income from property sales. Historically, most of our operating revenues have come from resident fees and management and contract services. In 2002, 2001, and 2000, resident fees and management and contract services comprised 85%, 85% and 91% of total operating revenues, respectively. The balance of our total operating revenues was derived from income from property sales.

Residents, their families or other responsible parties typically pay resident fees monthly. In each of 2002, 2001 and 2000, approximately 99% of our resident fee revenue was derived from private pay sources. Resident fees include revenue derived from basic care, community fees, plus care, *Reminiscence*™ and other resident related services. Plus care and *Reminiscence*™ fees are paid by residents who require personal care in excess of services provided under the basic care program.

Management and contract services income represents fees from long-term contracts for properties owned by unconsolidated joint ventures and other third party owners. Reimbursable expenses paid by us for the unconsolidated joint ventures are also reflected as revenues in the income statement, as required by contract accounting, and are offset by a corresponding amount reflected in the "Management and contract services expense" line item. Management and contract services income includes management fees for operating properties, which are generally in the range of 5% to 8% of a managed property's total operating revenue for properties in operation, and pre-opening service fees for site selection, zoning, property design, construction management, hiring, training, licensing and marketing services.

Income from property sales represents the gain recognized from the sale of senior living properties. Generally, upon sale of a property, we will enter into a long-term management agreement to manage the property.

We classify our operating expenses into the following categories: (1) facility operating, which includes labor, food, marketing and other direct facility expenses; (2) management and contract services, which includes operating expenses reimbursable to us; (3) facility development and pre-rental, which includes non-capitalized development expenses and pre-rental labor and marketing expenses; (4) general and administrative, which primarily includes headquarters and regional staff expenses and other overhead costs; (5) depreciation and amortization; and (6) facility lease, which represents rental expenses for properties not owned by us.

CONSOLIDATED

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

We continued to experience growth in operations in the year ended December 31, 2002 and continued to capitalize on our brand awareness by accepting additional third-party management and development contracts. During 2002, we began operating 21 additional properties in which we have an ownership interest and managing 7 additional properties for independent third parties, partially offset by four third party management contract terminations and the 100% sale of a wholly owned property in Iowa.

Total operating revenue increased 18% to $506 million for the year ended December 31, 2002 from $428 million for the year ended December 31, 2001. Net income increased 11% to $55 million for the year ended December 31, 2002 (including an after tax extraordinary loss of $3 million), or $2.23 per share (diluted), from $49 million for the year ended December 31, 2001 (including an after tax extraordinary gain of $500,000 and non-recurring items of $1 million), or $2.08 per share (diluted). The increase in net income between the years ended December 31, 2002 and December 31, 2001 was mainly due to our sale/long-term manage back program which resulted in higher income, reduced interest expense as a result of a $174 million reduction in debt and lower depreciation and amortization expense.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

During 2001, we began operating 17 additional properties in which we have an ownership interest and managing 5 additional properties for independent third parties.

Total operating revenue increased 24% to $428 million for the year ended December 31, 2001 from $345 million for the year ended December 31, 2000. Net income increased by $25 million to $49 million for the year ended December 31, 2001 (including an after tax extraordinary gain of $500,000 and non-recurring items of $1 million), or $2.08 per share (diluted), from $24 million for the year ended December 31, 2000, or $1.10 per share (diluted). The increase in net income between the years ended December 31, 2001 and December 31, 2000 was mainly due to an increase in income from property sales.

We have two business segments: Sunrise Management Services and Sunrise Properties.

SUNRISE MANAGEMENT SERVICES

Sunrise Management Services provides full-service senior living management services, both in the United States and internationally, for all properties that are owned or managed by us. In addition, the Sunrise Management Services division provides management and pre-opening services to third parties and joint ventures on market and site selection, pre-opening sales and marketing, start-up training, and management services for properties under development and construction.

The following table sets forth the components of Sunrise Management Services net income (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Operating revenue:			
Management and contract services	$371,064	$295,459	$227,278
Operating expenses:			
Management and contract services	312,101	243,016	186,095
General and administrative	24,419	21,797	18,470
Depreciation and amortization	1,777	1,543	1,495
Total operating expenses	338,297	266,356	206,060
Operating income	32,767	29,103	21,218
Provision for income taxes	(12,452)	(11,350)	(8,275)
Sunrise Management Services net income	$ 20,315	$ 17,753	$ 12,943

Note: *Management and contract services revenue includes intercompany revenue from Sunrise Properties in the amounts of $191,414, $193,025 and $195,302 for the years ended December 31, 2002, 2001 and 2000, respectively, that is eliminated in the consolidated financial statements. Management and contract services expense includes intercompany facility operating expenses of Sunrise Properties for properties managed by Sunrise Management Services for Sunrise Properties in amounts totaling $167,354, $168,602 and $169,966 for the years ended December 31, 2002, 2001 and 2000, respectively, which is also eliminated in the consolidated financial statements.*

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Operating Revenue. Sunrise Management Services revenues include management and contract services revenues from unconsolidated joint ventures and third-party owners and internal management services revenues for services provided to Sunrise Properties. Internal fees reflect estimated market-based fees for the management services provided to Sunrise Properties and are eliminated in the consolidated financial statements. Total revenues for Sunrise Management Services increased 26% to $371 million for the year ended December 31, 2002 from $295 million for the year ended December 31, 2001. This increase was primarily due to the growth in the number of properties operated or managed by Sunrise Management Services or in the pre-opening phase. The total number of properties operated or managed increased 12% to 209 properties at December 31, 2002, up from 186 properties at December 31, 2001. This growth resulted from the completion and opening of 17 additional properties and the addition of seven managed properties and four minority owned properties, partially offset by four management contract terminations and the 100% sale of a wholly owned property in Iowa. Additionally, there was a 61% increase in the number of properties in unconsolidated joint ventures (100 versus 62), many of which are accounted for under contract accounting which requires the presentation of reimbursable expenses as revenues in the income statement. These revenues are offset by a corresponding amount reflected in the management and contract services expense line item.

Operating Expenses. Sunrise Management Services operating expenses include all operating expenses of properties managed for unconsolidated joint ventures and third-party owners and Sunrise Properties. Total operating expenses for the year ended December 31, 2002 increased 27% to $338 million from $266 million for the year ended December 31, 2001. Management and contract services expenses for the year ended December 31, 2002 increased $69 million, or 28%, to $312 million from $243 million for the year ended December 31, 2001. This increase is consistent with the corresponding increase in revenue. General and administrative expenses increased $2 million to $24 million for the year ended December 31, 2002 from $22 million for the year ended December 31, 2001. The general and administrative expenses for Sunrise Management Services continue to increase due to the substantial growth in the number of properties operated during the last twelve months.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Operating Revenue. Total revenues for Sunrise Management Services increased 30% to $295 million for the year ended December 31, 2001 from $227 million for the year ended December 31, 2000. This increase was primarily due to the growth in the number of properties operated or managed by Sunrise Management Services. The total number of properties operated or managed increased 13% to 186 at December 31, 2001, up from 164 properties at December 31, 2000. This growth resulted from the completion and opening of 17 additional properties and the addition of five managed properties. Additionally, there was a 51% increase in the number of properties in unconsolidated joint ventures (62 versus 41), many of which were accounted for under contract accounting which reflects reimbursable expenses as revenues to us.

Operating Expenses. Total operating expenses for the year ended December 31, 2001 increased 29% to $266 million from $206 million for the year ended December 31, 2000. Management and contract services expenses for the year ended December 31, 2001 increased $57 million, or 31%, to $243 million from $186 million for the year ended December 31, 2000. This increase was directly related to the increase in the number of properties operated by Sunrise Management Services. General and administrative expenses increased $4 million to $22 million for the year ended December 31, 2001 from $18 million for the year ended December 31, 2000. The general and administrative expenses for Sunrise Management Services increased due to the substantial growth in the number of properties operated or managed during 2001 compared to 2000.

SUNRISE PROPERTIES

Sunrise Properties is responsible for all our real estate operations, including development, construction, project and permanent financing and property sales. As of December 31, 2002, Sunrise Properties wholly owned 77 properties compared to 97 properties wholly owned as of December 31, 2001. In addition, Sunrise Properties has majority ownership interests in four properties and minority ownership interests in another 100 properties.

The following table sets forth the components of Sunrise Properties net income (in thousands):

	2002	2001	2000
Operating revenue:			
Resident fees	$248,098	$260,524	$274,236
Management and contract services	3,953	3,107	6,453
Income from property sales	74,211	62,154	32,121
Total operating revenue	326,262	325,785	312,810
Operating expenses:			
Facility operating	167,354	168,602	169,966
Management and contract services	24,060	24,794	25,138
Facility development and pre-rental	11,504	7,949	6,226
General and administrative	3,155	3,200	2,772
Depreciation and amortization	22,807	25,779	30,102
Facility lease	8,298	10,159	10,833
Total operating expenses	237,178	240,483	245,037
Non-recurring items	—	2,307	—
Operating income	89,084	87,609	67,773
Interest expense, net	(19,942)	(26,101)	(37,566)
Equity in earnings (losses) of unconsolidated senior living properties	695	(1,169)	(2,941)
Minority interest	(160)	(769)	(203)
Provision for income taxes	(26,477)	(23,232)	(10,555)
Sunrise Properties net income before extraordinary loss	43,200	36,338	16,508
Extraordinary loss, tax effected	(77)	(77)	—
Sunrise Properties net income	$ 43,123	$ 36,261	$ 16,508

Note: *Management and contract services expense includes an intercompany management fee for properties owned by Sunrise Properties and managed by Sunrise Management Services in amounts totaling $24,060, $24,794 and $25,138 for the years ended December 31, 2002, 2001 and 2000, respectively, that is eliminated in the consolidated financial statements.*

Income from property sales has resulted from the following transactions:

In December 2002, we completed the sale/long-term manage back of 11 senior living properties to a real estate joint venture in which we own a 20% interest. We will realize up to $36 million in gain over four quarters, subject to meeting certain operating contingencies, of which $9 million was recognized in 2002. We will continue to operate the properties under a long-term management agreement.

In September 2002, we completed the sale/long-term manage back of two senior living properties to a real estate joint venture in which we own a 20% interest. We will realize up to $8 million in gain over four quarters, subject to meeting certain operating contingencies, of which $4 million was recognized in 2002. We will continue to operate the properties under a long-term management agreement.

In August 2002, we completed the sale/long-term manage back of one senior living property to a real estate joint venture in which we own a 20% interest. We will realize up to $6 million in gain over four quarters, subject to meeting certain operating contingencies, of which $3 million was recognized in 2002. We will continue to operate the property under a long-term management agreement.

In June 2002, Sunrise completed the sale/long-term manage back of two senior living properties to a real estate joint venture in which we own a 20% interest. We will realize up to $9 million in gain over four quarters, subject to meeting certain operating contingencies, of which $7 million was recognized in 2002. We will continue to operate the properties under long-term management agreements.

In March 2002, we completed the sale/long-term manage back of 12 senior living properties to a real estate investment entity in which we own a 20% interest. We realized $43 million in gain, subject to meeting certain operating contingencies being met, of which $43 million was recognized during 2002. We will continue to operate the properties under long-term management agreements.

On December 28, 2001, one of our joint venture partners exercised an option to acquire an additional 25% interest in one property. As a result of the transaction, our ownership in the property was reduced to 25% from 50%. We will continue to operate the property under a long-term management agreement. We realized up to $1 million in gain, subject to certain contingencies being met, of which $700,000 and $200,000 was recognized in 2002 and 2001, respectively.

On December 20, 2001, we completed a sale/long-term manage back transaction of a 75% interest in one property. The property was valued at $16 million. The transaction resulted in up to $2 million in gain, subject to certain contingencies being met, of which $1 million and $500,000 was recognized in 2002 and 2001, respectively. In 2002, we also recognized an additional $2 million in incentive purchase price based on 2002 operating performance.

On December 18, 2001, we completed the 100% sale of one of our two existing Florida properties for total consideration of $8 million. The buyer assumed management of the property after a 90-day transition period. The transaction resulted in a gain of $1 million that was recognized in the fourth quarter of 2001.

On October 30, 2001, we completed a sale/long-term manage back transaction for one property with a real estate venture company in which we own a 25% interest for an aggregate sale price of $17 million. The transaction resulted in up to $3 million in gain, subject to certain contingencies being met, of which $2 million and $1 million was recognized in 2002 and 2001, respectively.

On February 23, 2001, we closed the sale of nine senior living properties for approximately $131 million. We will continue to operate the properties under long-term management agreements and retain a 25% ownership interest in the limited partnership. The transaction resulted in a $40 million gain, all of which was recognized in 2001.

On December 28, 2000, we completed the sale of two properties for an aggregate sales price of $28 million. Following the sale, we continue to operate the properties under a long-term operating agreement. The transaction resulted in up to $8 million in gain, subject to certain contingencies being met, of which $5 million and $2 million was recognized during 2001 and 2000, respectively.

On June 29, 2000, we entered into a definitive agreement for the sale of 11 senior living properties to a real estate venture company ("venture company") in which we own a 25% interest. Also, on June 29, 2000, the venture company closed on three of the 11 properties, for an aggregate sales price of $44 million. The transaction resulted in a $13 million gain, of which $2 million and $11 million was recognized during 2001 and 2000, respectively. On September 29, 2000, the venture company closed on the remaining eight properties for an aggregate sales price of $111 million. The venture company assumed approximately $75 million of debt secured by the eight properties. The transaction resulted in a $26 million gain, of which $13 million and $13 million was recognized during 2001 and 2000, respectively. We continue to provide day-to-day management of the properties under long-term operating agreements.

In June 1999, we completed the sale of two senior living properties for an aggregate sales price of $28 million. The transaction resulted in the realization of $11 million in gain, subject to certain contingencies being met, of which $6 million and $5 million was recognized during 2000 and 1999, respectively. Previously, in September 1998, we completed the sale of two senior living properties for an aggregate sales price of $29 million that will result in the realization of up to a $6 million gain. We recognized a gain of $2 million and $2 million on the sale in 1999 and 1998, respectively. The remaining gain is deferred, the recognition of which is contingent upon future events. We continue to operate these properties under long-term operating agreements.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Operating Revenue. Sunrise Properties revenues include resident fees from our owned properties, management and contract service revenues from pre-opening services contracts with third parties, and income from the sales of properties. Sunrise Properties revenues remained constant at $326 million for the years ended December 31, 2002 and December 31, 2001, primarily due to an increase in income from property sales offset by a decrease in resident fees. Resident fees, including community fees, for the year ended December 31, 2002 decreased $13 million, or 5%, to $248 million from $261 million for the year ended December 31, 2001. This decrease was due primarily to the sale of 12 properties in 2001 resulting in a $18 million decrease and the sale of 17 properties in the first nine months 2002 resulting in a $32 million decrease in resident fee revenue in 2002. These decreases were partially offset by a $15 million increase from the remaining stabilized properties and a $22 million increase from the lease-up properties.

Average resident occupancy for our 79 stabilized properties during 2002 was 90% compared to 91% for our 83 stabilized properties during 2001. We attribute the stabilized occupancy decrease to the change in composition of the stabilized portfolio. Our sale/long-term manage back program has the effect of removing seasoned properties from the stabilized portfolio as less mature properties are added. Due in part to the larger size of our developments and the general increase in competition, the lease-up period (period of time from opening to stabilization) is now typically taking 12 to 15 months. Although the lease-up period is taking longer, we have not changed our definition of what we consider a stabilized property. Comparing the 68 stabilized properties owned and operated by us for both 2002 and 2001, average resident occupancy remained constant at 92% and operating margins remained constant at 33%. We define stabilized properties as those that we have owned and operated for at least 12 months or those that have achieved occupancy percentages of 95% or above at the beginning of the measurement period.

Average daily rate for stabilized properties during 2002 was $109 compared to $104 during 2001. The increase is due to the inclusion of additional prototype properties that have higher rates and a general increase in the basic care rates. For the 68 stabilized properties owned and operated by us for both 2002 and 2001, average daily rate increased from $101 to $106.

Management and contract services revenue increased $1 million to $4 million for the year ended December 31, 2002 from $3 million for the year ended December 31, 2001. This increase is due to an increase in the number of third-party pre-opening services contracts in place during each of the respective periods, and the stage of completion on each contract. There were 23 pre-opening services contracts in place during 2002 compared to 16 contracts for 2001.

Operating Expenses. Sunrise Properties operating expenses for the year ended December 31, 2002 decreased 1% to $237 million from $240 million for the year ended December 31, 2001. Facility operating expenses for the year ended December 31, 2002 decreased $2 million to $167 million from $169 million for the year ended December 31, 2001. This decrease was due primarily to the sale of 12 properties in 2001 resulting in a $11 million decrease and the sale of 17 properties in the first nine months 2002 resulting in a $17 million decrease in facility operating expenses in 2002. These decreases were substantially offset by a $9 million increase from the remaining stabilized properties and $17 million increase from the lease-up properties.

Management and contract services expense represents intercompany expense amounts attributed to Sunrise Properties for the management by Sunrise Management Services of Sunrise Properties wholly owned and majority owned properties. Management and contract services expense decreased to $24 million for the year ended December 31, 2002 from $25 million for the year ended December 31, 2001. These amounts are eliminated in the consolidated financial statements. At December 31, 2002, Sunrise Properties consolidated 81 properties compared to 100 properties at December 31, 2001.

Facility development and pre-rental expense represents non-capitalizable cost associated with the development and construction of properties and costs incurred to initially lease the properties. These costs will vary depending on the number of properties in development and the stage that each property is within development. Additionally, the number of properties in the initial stages of lease-up will impact these costs.

Depreciation and amortization for the year ended December 31, 2002 decreased 12%, to $23 million from $26 million for the year ended December 31, 2001. This decrease was primarily due to the cessation of amortization of goodwill in accordance with new accounting guidance (see Note 2 of the consolidated financial statements), the timing of property sales and opening of new properties.

Facility lease expense decreased for the year ended December 31, 2002 primarily due to the termination of four operating leases in January 2002. We terminated these leases and acquired the four properties on balance sheet.

Net Interest Expense. Net interest expense decreased $6 million, or 24% for the year ended December 31, 2002 to $20 million from $26 million for the year ended December 31, 2001. Of this $6 million decrease, $4 million was due to repayments and a decrease in the variable interest rate under Sunrise's $265 million credit facility. The remaining decrease is due to an overall decrease in average balance of debt outstanding, as well as a decline in the interest rate that we pay on our variable rate debt for 2002 compared to 2001. Debt decreased 28% from $631 million to $457 million. The weighted-average interest rate on our variable rate debt for 2002 was 3.87% compared to 4.36% for 2001.

Non-recurring Items. During 2001, Karrington Health Inc., one of our wholly owned subsidiaries, received a cash payment in the amount of $10 million to settle a lawsuit filed by Karrington prior to its acquisition by us. Karrington brought the suit alleging that Omega Healthcare Investors, Inc. had breached a financing commitment it had made to Karrington. Expenses incurred to settle the lawsuit have been netted against the settlement.

In 2001, given the industry environment and the increasing number of opportunities to acquire properties and management contracts, we determined that the costs to develop five specific sites outweighed the costs of acquiring properties and/or management contracts in those areas. Accordingly, we elected not to proceed with our planned development for these five sites and wrote down associated project costs by $7 million to their estimated net realizable value.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Operating Revenue. Sunrise Properties revenues increased 4% to $326 million for the year ended December 31, 2001 from $313 million for the year ended December 31, 2000. Resident fees, including community fees, for the year ended December 31, 2001 decreased $13 million, or 5%, to $261 million from $274 million for the year ended December 31, 2000. This decrease was due primarily to the sale of 13 properties in the second half of 2000 resulting in a $34 million decrease and the sale of nine properties at the beginning of 2001 resulting in a $33 million decrease in resident fee revenue in 2001. These decreases were partially offset by a $6 million increase due to the inclusion of the Karrington properties previously held for sale for a full year in 2001 and a $46 million increase primarily due to an increase in the average daily rate for properties that were owned and operated by us during both periods.

Average resident occupancy for our 83 stabilized properties during 2001 was 91% compared to 94% for our 68 stabilized properties during 2000. Stabilized occupancy levels for 2001 were negatively impacted by the inclusion of the Karrington portfolio (28 properties), the impact of the sale of mature properties under our sale/long-term manage back program (21 properties) and the addition of newly developed properties (eight properties) through our development program. Although the financial performance of stabilized Karrington properties has improved, they generally exhibit lower occupancy levels compared to our prototype properties. Comparing the 46 stabilized properties owned and operated by us for both 2001 and 2000 (which excludes the Karrington properties that are now stabilized), average resident occupancy decreased from 94% to 92%. We define stabilized facilities as those that we have owned and operated for at least 12 months or those that have achieved occupancy percentages of 95% or above at the beginning of the measurement period.

Average daily rate for stabilized properties during 2001 was $104 compared to $106 during 2000. The 2001 results reflect the inclusion of 28 Karrington properties that are not included in the 2000 results. For the 46 stabilized properties owned and operated by us for both 2001 and 2000 (which excludes the Karrington properties that are now stabilized), average daily rate increased from $98 to $102. The increase is due to the inclusion of additional prototype facilities that have higher basic care rates and a general increase in the basic care rate.

Management and contract services revenue decreased $3 million to $3 million for the year ended December 31, 2001 from $6 million for the year ended December 31, 2000. This decrease is due to a reduction in the number of third-party pre-opening services contracts in place during each of the respective periods, and the stage of completion on each contract. There were 16 pre-opening services contracts in place during 2001 compared to 25 contracts for 2000.

Operating Expenses. Sunrise Properties operating expenses for the year ended December 31, 2001 decreased 2% to $240 million from $245 million for the year ended December 31, 2000. Facility operating expenses for the year ended December 31, 2001 decreased 0.6% to $169 million from $170 million for the year ended December 31, 2000. This decrease was due primarily to the sale of the 13 properties in the second half of 2000 and the sale of nine properties at the beginning of 2001 resulting in a total decrease of $34 million. This decrease was partially offset by a $5 million increase due to the inclusion of the Karrington properties previously held for sale for a full year in 2001 and a $28 million increase due to an increase in labor and other expenses at properties that were operational for a full year in both periods.

Management and contract services expense represents intercompany expense amounts attributed to Sunrise Properties for the management by Sunrise Management Services of Sunrise Properties wholly owned and majority owned properties, and is eliminated in the consolidated financial statements. Management and contract services expense stayed constant at $25 million for the years ended December 31, 2001 and December 31, 2000. At December 31, 2001, Sunrise Properties consolidated 100 properties compared to 106 properties at December 31, 2000.

Depreciation and amortization for the year ended December 31, 2001 decreased $4 million, or 13%, to $26 million from $30 million for the year ended December 31, 2000. This decrease was primarily due to the timing of property sales and opening of new properties.

Net Interest Expense. Net interest expense decreased for the year ended December 31, 2001 to $26 million from $38 million for the year ended December 31, 2000. Of this $12 million decrease, $2 million was due to repayments and a decrease in the variable interest rate under our $300 million credit facility. The remaining decrease is due to an overall decrease in average borrowings during 2001 compared to 2000, which was due to funds provided by property sales, and a decrease to 6.13% in the weighted-average interest rate on our fixed and variable rate debt for 2001 compared to 7.61% for 2000, reflecting the lower interest rate environment in 2001.

Non-recurring Items. During 2001, Karrington Health Inc., one of our wholly owned subsidiaries, received a cash payment in the amount of $10 million to settle a lawsuit filed by Karrington prior to its acquisition by us. Karrington brought the suit alleging that Omega Healthcare Investors, Inc. had breached a financing commitment it had made to Karrington. Expenses incurred to settle the lawsuit have been netted against the settlement.

In 2001, given the industry environment and the increasing number of opportunities to acquire properties and management contracts, we determined, in the third quarter, that the costs to develop five specific sites outweighed the costs of acquiring properties and/or management contracts in those areas. Accordingly, we elected not to proceed with our planned development for these five sites and wrote down associated project costs by $7 million to their estimated net realizable value.

CORPORATE EXPENSES

Operating Expenses. Parent company operating expenses were $10 million, $9 million and $8 million for the years ended December 31, 2002, 2001 and 2000, respectively. These increases were primarily attributable to the addition of personnel and other infrastructure in anticipation of our continuing growth and transformation to a management services company structure.

Provision for Income Taxes. The provision for income taxes for us was $35 million, $31 million and $16 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase was due primarily to an increase in pre-tax income which was slightly offset by the use of an effective tax rate of 38% for 2002 compared to 39% for 2001 and 2000. The decrease in the effective tax rate is due to a decrease in our state effective tax rate.

Extraordinary Gain (Loss). In 2002, we recognized an extraordinary loss, net of tax, of $2 million for fees associated with our $92 million term loan and the premium paid for the early redemption of our 5½% convertible notes. In 2001, we recognized an extraordinary gain, net of tax, of $500,000 in connection with the early extinguishment of $42 million of the outstanding 5½% convertible notes.

Realization of the deferred tax asset of $16 million at December 31, 2002 is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. We expect to fully utilize the loss carryforwards prior to expiration.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, we had approximately $173 million in unrestricted cash and cash equivalents, $304 million available under credit facilities and $140 million in working capital.

Working capital increased to $140 million from $39 million at December 31, 2001 primarily due to increases in cash and cash equivalents, short-term notes receivable and prepaid expenses and other current assets, partially offset by an increase in deferred revenue from property sales, accrued expenses, current maturities of long-term debt and the repurchase of approximately $15 million of our common stock.

We have accumulated cash through our sale/long-term manage back program in order to be prepared to close the Marriott Senior Living Services acquisition. Through that acquisition, we will need approximately $88 million (which amount is subject to increase or decrease depending on the effects of certain possible purchase price adjustments in the purchase agreement) in cash to close and additional funds for transaction and transition costs. We will use cash on hand, including proceeds from our previously completed sale/long-term manage back transactions, and capacity under our various credit facilities to fund this purchase price.

Net cash provided by operating activities for 2002 and 2001 was approximately $99 million and $101 million, respectively. Net cash provided by operating activities for 2002 reflects the corresponding decrease in the number of consolidated properties operated by us from 100 properties at December 31, 2001 to 81 properties at December 31, 2002.

Net cash provided by investing activities was $212 million for 2002 and net cash used in investing activities was $53 million for 2001. Cash proceeds from the sale of 28 senior living properties in 2002 amounted to $128 million compared to $52 million from the sale of 12 senior living properties in 2001. Investing activities included investment in property and equipment related to the construction of senior living properties that were exceeded by property sales in the amount of $99 million in 2002 and while investments in property and equipment exceeded property sales by $98 million in 2001.

Net cash used in financing activities was $188 million and $42 million for 2002 and 2001, respectively. Financing activities in 2002 and 2001 included additional borrowings of $393 million and $401 million, respectively, offset by debt repayments of $569 million and $444 million, respectively. The increased levels of repayments are partially a result of our sale/long-term manage back program. The additional borrowings under our credit facility during 2002 and 2001 were used to fund our continued development of senior living properties. Additionally, during 2002, we purchased approximately $15 million of our common stock.

To date, we have financed our operations primarily with cash generated from operations, both short-term and long-term borrowings and proceeds from the sale of properties pursuant to our sale/long-term manage back program. As of December 31, 2002, we had $457 million of outstanding debt at a weighted average interest rate of 6.02%. Of the amount of outstanding debt, we had $343 million of fixed-rate debt at a weighted average interest rate of 6.73% and $114 million of variable rate debt at a weighted average interest rate of 3.87%. See Note 7, Long-Term Debt, and Note 15, Commitments, for a discussion of our outstanding debt and obligations and the maturity schedule of that outstanding debt and obligations.

In connection with the Marriott Senior Living transaction, we will assume approximately $38 million of working capital liabilities and other funding obligations and approximately $23 million of life care endowment obligations relating to four CCRC communities, the majority of which are expected to be refinanced with proceeds from the issuance of new endowment obligations as new residents enter the communities. CNL Retirement Communities, Inc., which will purchase two other CCRC communities from a subsidiary of Marriott Senior Living prior to the closing of our transaction with Marriott International, has agreed to assume the obligations to repay $83 million of life care endowment obligations issued by Marriott Senior Living with respect to such communities. To the extent CNL fails to satisfy this obligation, Sunrise would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of new endowment obligations as new residents enter the communities. Of the $38 million, approximately $32 million relates to working capital, approximately $4 million relates to the assumption of obligations to provide financing under existing revolving credit facilities with respect to five communities and $2 million relates to the guarantees of payments under operating agreements with respect to two other communities. In addition to assumption of the $38 million of working capital and other funding obligations and the life care endowment obligations, we will guarantee approximately $32 million of lease payments under 14 Marriott Senior Living's operating leases, which are currently guaranteed by Marriott International. These leases mature in 2013. We also have agreed to provide Marriott International with a guarantee with respect to the assumed financing obligations, payment guarantees and the 14 lease guarantees to the extent Marriott International remains obligated under its guarantees of these agreements after the transaction closes.

On January 11, 2002, we entered into a $92 million secured term facility with Fleet National Bank, Credit Suisse First Boston Corporation and First Union National Bank in order to provide us with a committed source of funds to enable us to redeem our outstanding 5½% convertible subordinated notes due June 15, 2002. In February 2002, we used $92 million drawn under our new term loan and approximately $18 million of our cash to redeem all of the outstanding 5½% convertible notes due 2002 at a redemption price of 101.1% of the principal amount, plus accrued and unpaid interest. The term loan was collateralized by 14 properties, accrued interest at LIBOR plus 6% and matured in May 2004, subject to a six-month extension option. The $92 million drawn under the term loan was repaid within the same day from the proceeds of a convertible notes offering that closed in January 2002, as described below. We recorded extraordinary expense of approximately $4 million during the first quarter of 2002 for fees associated with the term loan and the premium paid for the early redemption of the convertible notes.

In January 2002, we issued and sold $125 million aggregate principal amount of 5¼% convertible subordinated notes due February 2009. The convertible notes bear interest at 5¼% per annum payable semiannually on February 1 and August 1 each year beginning on August 1, 2002. These notes are convertible into shares of our common stock at the conversion price of $35.84, which is equivalent to a conversion rate of 27.9018 shares per $1,000 principal amount of the convertible notes. The notes, which are subordinated to our existing and future senior indebtedness, are redeemable at our option commencing February 5, 2006. In addition, the holders of the convertible notes may require us to repurchase the notes upon a change of control as defined in the convertible notes.

As of December 31, 2002, we had $29 million of debt that is due within the next twelve months. Of this amount, $26 million relates to three wholly owned properties. This debt is mortgage financing that will be refinanced or extended during 2003.

In December 2002, Sunrise entered into an $18 million revolving credit facility. The revolving credit facility matures in January 2005, accrues interest at LIBOR plus 2.50% (3.88% at December 31, 2002) and is collateralized by senior living properties. At December 31, 2002, the collateral of the revolving credit facility consisted of eight properties and $11 million was outstanding.

In December 2002, Sunrise received a commitment for a $50 million revolving unsecured credit facility. The revolving credit facility matures 364 days from closing, accrues interest at LIBOR plus 2.50% (3.88% at December 31, 2002). Sunrise pays commitment fees of 0.10% on the unused portion of the credit facility. Closing on the revolving unsecured credit facility is conditioned on the closing of Sunrise's acquisition of Marriott Senior Living Services (See Note 13).

In December 2002, Sunrise received a commitment for a $17 million credit facility. The credit facility matures 2 years from closing which is expected in February 2003, subject to a one-year extension, accrues interest at LIBOR plus 3.25% (4.63% at December 31, 2002) subject to a minimum of 5.75% and is collateralized by three senior living properties.

In December 2002, Sunrise received a commitment for a $20 million revolving credit facility. The revolving credit facility closed in January 2003, matures in January 2005, is subject to a one-year extension, accrues interest at Prime subject to a minimum of 5% and is collateralized by five senior living properties.

In June 2001, we refinanced our syndicated revolving credit facility, which was secured by cross-collateralized first mortgages on the real property and improvements and first liens on all assets of the borrowing subsidiaries, and reduced the commitment amount to up to $300 million. The maturity date was extended from July 2002 to June 2004 and the interest rate increased from LIBOR plus 1.75% to LIBOR plus 2.00%, which, as of December 31, 2002, amounted to 3.38%. We are required to pay commitment fees of 0.25% on the unused portion of the credit facility. In December 2002, we reduced our syndicated revolving credit facility to $265 million. There were $109 million of advances outstanding under this credit facility as of December 31, 2002. As of December 31, 2002, we had $156 million available for borrowing under this credit facility. We continue to expect to use this credit facility for general corporate purposes, including the continued construction and development of senior living properties.

In 2001, we entered into five interest rate swap agreements whereby $125 million of advances outstanding on our variable LIBOR based revolving construction credit facility bear interest at a fixed rate. In December 2002, we paid $400,000 to terminate one of our five interest rate swap agreements. We recorded interest expense, net of tax, of $2 million in 2002 for swap transactions. The fair value of the swaps was negative $2 million as of December 31, 2002. Since December 31, 2002, we paid $3 million to terminate our remaining four interest rate swap agreements. The fair value of the swaps were adjusted quarterly.

Our debt instruments contain various financial covenants and other restrictions, including provisions which:

- require us to meet specified financial tests. For example, our $265 million construction line of credit requires us to have a consolidated tangible net worth of at least $284 million and to maintain a consolidated minimum cash liquidity balance of at least $25 million and to meet other financial ratios. These tests are administered on a monthly or quarterly basis depending on the covenant;
- require consent for changes in management or control of us. For example, our $265 million construction credit facility requires the lender's consent for any merger where Paul Klaassen or Teresa Klaassen does not remain chairman of the board and chief executive officer;
- restrict the ability of our subsidiaries to borrow additional funds, dispose of assets or engage in mergers or other business combinations without lender consent; and
- require that we maintain minimum occupancy levels at our properties. For example, our $265 million construction credit facility requires that 85% occupancy be achieved after 15 months for newly opened properties with 77 units or less and 18 months for 78 units or more and, following this 15 month and 18 month period, be maintained at or above that level.

If we fail to comply with any of these requirements, then the related indebtedness could become due and payable before its stated due date. At December 31, 2002, we were in compliance with the financial covenants contained in our debt instruments. Our construction line of credit also contains a cross-default provision pursuant to which a default by us or by any of our consolidated subsidiaries under the construction line of credit could result in the ability of the lenders to declare a default under and accelerate the indebtedness due under the construction line of credit.

We currently estimate that the existing credit facilities, together with existing working capital, cash flows from operations, proceeds from sales of selected real estate properties as a normal part of our operations, financing commitments and financing expected to be available, will be sufficient to fund property's short term liquidity needs, including properties currently under construction. Additional financing will, however, be required to complete additional development and to refinance existing indebtedness. We estimate that it will cost approximately $54 million to complete the properties we currently have under construction. We have entered into contracts to purchase and lease additional sites. The total contracted purchase price of these sites is $92 million. We estimate that it will cost approximately $445 million to develop these properties. We expect that the cash flow from operations, together with borrowings under existing credit facilities and proceeds from the sale of selected real estate properties will be sufficient to fund the development and construction for these additional properties for at least the next twelve months. We expect from time to time to seek additional funding through public or private financing sources, including equity or debt financing. We can provide no assurance that such financing and refinancing will be available on acceptable terms.

STOCK REPURCHASE PROGRAM

On July 23, 2002, we announced that our Board of Directors authorized us to repurchase outstanding shares of our common stock up to an aggregate purchase price of $50 million over the next 12 months. In the second half of 2002, we repurchased 581,400 shares at an average price of $25.57 per share through open-market purchases.

JOINT VENTURE ARRANGEMENTS

For summary financial information for unconsolidated entities in which we have made investments, see Note 6 to our consolidated financial statements. For information regarding commitments and contingencies to our joint ventures, see "Overview" above and Notes 4 and 15 to our consolidated financial statements.

As discussed in Note 17 to our consolidated financial statements, a director of Sunrise, Craig Callen, is a managing director of Credit Suisse First Boston (CSFB) LLC. The parent of CSFB LLC controls through funds sponsored by an affiliate or subsidiary investments, which from time to time have included investments in our joint ventures. We are providing management and pre-opening services to the joint ventures on a contract fee basis with rights to acquire the assets in the future.

We may allow minority equity ownership interests in joint ventures for our officers as a means of incentive. Currently, two of our executive vice presidents, Christian Slavin and Tiffany Tomasso, have minority ownership interests (less than 1% combined on a fully diluted basis) in one of our international joint ventures. Brian Swinton, another of our executive vice presidents, has a 0.05% minority ownership interest computed on a fully diluted basis in our at-home senior living joint venture.

MARKET RISK

We are exposed to market risks related to fluctuations in interest rates on our notes receivable, investments and debt. The purpose of the following analyses is to provide a framework to understand our sensitivity to hypothetical changes in interest rates as of December 31, 2002.

We have investments in notes receivable and bonds. Investments in notes receivable are primarily with joint venture arrangements in which we have a minority equity ownership interest ranging from 7% to 50%. We have 29 properties in which we own less than 10%, 57 properties in which we own between 10% and 20%, 26 properties in which we own between 21% and 30% and six properties in which we own more than 30%. Investments in bonds are secured by the operating properties subject to the debt and are with properties that are managed by us. The majority of the investments have fixed rates. One of the notes has an adjustable rate.

We utilize a combination of debt and equity financing to fund our development, construction and acquisition activities. We seek the financing at the most favorable terms available at the time. When seeking debt financing, we use a combination of variable and fixed rate debt, whichever is more favorable in our judgment at the time of financing. We have used interest rate swaps to manage the interest rates on some of our long-term borrowings. As of December 31, 2002, we had four interest rate swap agreements that effectively convert $100 million of floating-rate debt to fixed-rate debt. The maturity dates of the swap agreements range from June 2003 to June 2004 and have an effective weighted-average fixed interest rate of 6.59%. Since December 31, 2002, we paid $3 million to terminate these four interest rate swap agreements. We do not utilize forward or option contracts on foreign currencies or commodities, or other types of derivative financial instruments.

For fixed rate debt, changes in interest rates generally affect the fair market value of the debt, but not earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact fair market value of the debt, but do affect the future earnings and cash flows. We generally cannot prepay fixed rate debt prior to maturity without penalty. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until we would be required to refinance such debt. Holding the variable rate debt balance of $114 million at December 31, 2002 constant, each one-percentage point increase in interest rates would result in an increase in interest expense for the coming year of approximately $1 million.

The table below details by category the principal amount, the average interest rates and the estimated fair market value. Some of the notes receivable and some items in the various categories of debt, excluding the convertible notes, require periodic principal payments prior to the final maturity date. The fair value estimates for the notes receivable are based on the estimates of management and on rates currently prevailing for comparable loans. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to Sunrise for debt of the same type and remaining maturity. The fair market value estimate of the convertible notes is based on the market value at December 31, 2002.

	Maturity Date						*Estimated Fair Market Value*
(dollars in thousands)	*2003*	*2004*	*2005*	*2006*	*2007*	*Thereafter*	
Assets							
Notes receivable							
Fixed rate	$ 6,142	$ 17,861	—	$14,459	$22,917	$ 18,765	$ 80,144
Average interest rate	11.6%	10.0%	—	10%	14.9%	12.3%	—
Variable rate	$ 4,038	$ 2,717	—	—	—	$ 393	$ 7,148
Average interest rate	4.1%	6.0%	—	—	—	6.2%	—
Investments							
Bonds	—	—	—	—	—	$ 5,610	$ 5,610
Average interest rate	—	—	—	—	—	11.0%	—
Liabilities							
Debt							
Fixed rate	$ 2,096	$178,230	$ 1,017	$ 2,430	$22,746	$ 11,760	$224,786
Average interest rate	8.6%	7.3%	9.2%	9.4%	9.7%	7.1%	—
Variable rate	$27,319	$ 16,220	$21,822	$28,107	$16,222	$ 4,000	$113,690
Average interest rate	3.8%	4.9%	4.3%	3.0%	4.2%	2.9%	—
Convertible notes	—	—	—	—	—	$125,000	$115,469
Average interest rate	—	—	—	—	—	5.3%	—

IMPACT OF CHANGES IN ACCOUNTING STANDARDS

On January 1, 2002, Sunrise adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. In accordance with the new rule, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Sunrise completed its initial test for goodwill impairment using the two-step process prescribed in SFAS 142. Based on the results of this test, Sunrise was not required to record an impairment charge. Diluted net income and diluted earnings per share before extraordinary items would have been $54 million and $2.09 per share and $25 million and $1.13 per share for 2001 and 2000, respectively, if SFAS No. 142 had been applied to 2001 and 2000.

On January 1, 2002, Sunrise SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS 144 supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* and APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for segments of a business to be disposed of. SFAS No. 144 retains the requirements of SFAS 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS 121. Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. Sunrise measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows. The adoption of SFAS 144 did not have a material impact on the consolidated financial position or results of operation of Sunrise.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, *Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 requires companies to no longer report gains and losses associated with the extinguishment of debt as a component of extraordinary gains and losses, net of tax. These gains and losses will now be required to be presented within the statement of income in appropriate segregated line items. SFAS 145 is effective for fiscal years beginning after December 15, 2002. Upon adoption, Sunrise will reclassify prior year's amounts to reflect SFAS 145.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires companies to initially record at fair value guarantees meeting the characteristics described in this interpretation, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as defined by FASB Statement No. 5, Accounting for Contingencies. The Interpretation also requires a guarantor to provide new disclosures for guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The impact of this Interpretation will depend upon the types and terms of guarantees issued by Sunrise after January 1, 2003.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. SFAS No. 148 amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of Opinion 25. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The disclosure requirements are effective immediately.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). Under this new Interpretation, companies will be required to determine if they are the primary beneficiary of a variable interest entity. If they are the primary beneficiary, the variable interest entity must be consolidated. All companies with variable interests in variable interest entities created after January 31, 2003 must apply the provisions of the Interpretation immediately. Public companies with a variable interest in a variable interest entity created before February 1, 2003 must apply the provisions of the Interpretation to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. If it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, certain disclosures are required in all financial statements issued after January 31, 2003.

We are currently evaluating the impact of FIN 46 on our financials. Based on our preliminary review of FIN 46, we believe that our joint ventures will be considered variable interest entities and are currently evaluating whether we are the primary beneficiary. See Note 6 Transactions with Unconsolidated Entities. Our joint ventures fall into one of three categories. First, we enter into development joint ventures whereby a third-party investor and we capitalize a joint venture to develop and operate senior living properties. Second, we and a third-party investor capitalize a joint venture to acquire an existing senior living property. Finally, as a part of our sale long-term manage back program, we sell wholly owned properties into a joint venture structure that is capitalized by a third-party investor and in which we hold a minority interest. These partnerships obtain non-recourse third-party debt. We do not have future requirements to contribute additional capital over and above the original capital commitments. All three types of joint ventures are established as real estate partnerships to own the underlying property. We will then enter into a long-term management contract to operate the property on behalf of the joint venture. Sunrise's total investment in these joint ventures is comprised of our direct capital investment in these joint ventures, sub-debt provided to the joint ventures and other short-term advances to these joint ventures (our investment). As of December 31, 2002, this total investment was $156 million, not including any guarantees provided to these joint ventures as described in Note 15 to our consolidated financial statements. The realization of this investment is dependent upon the ongoing operations of the joint ventures. See Note 6 to our consolidated financial statements for operating results of the joint ventures.

IMPACT OF INFLATION

Resident fees from owned senior living properties and management services income from properties operated by us for third parties are the primary sources of revenue. These revenues are affected by daily resident fee rates and property occupancy rates. The rates charged for the delivery of senior living services are highly dependent upon local market conditions and the competitive environment in which the properties operate. In addition, employee compensation expense is the principal cost element of property operations. Employee compensation, including salary increases and the hiring of additional staff to support our growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

Substantially all of our resident agreements are for terms of one year, but are terminable by the resident at any time upon 30 days' notice, and allow, at the time of renewal, for adjustments in the daily fees payable, and thus may enable us to seek increases in daily fees due to inflation or other factors. Any increase would be subject to market and competitive conditions and could result in a decrease in occupancy of our properties. We believe, however, that the short-term nature of our resident agreements generally serves to reduce the risk to us of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes.

Consolidated Balance Sheets

(dollars in thousands)	December 31, 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 173,119	$ 50,275
Accounts receivable, net	21,648	23,252
Notes receivable—affiliates	10,180	1,294
Deferred income taxes	15,873	21,736
Prepaid expenses and other current assets	33,566	20,920
Total current assets	254,386	117,477
Property and equipment, net	636,916	841,414
Notes receivable—affiliates	77,112	94,305
Management contracts and leaseholds, net	12,140	22,999
Costs in excess of assets acquired, net	32,749	32,749
Investments in unconsolidated senior living properties	64,375	36,589
Investments	5,610	5,750
Other assets	32,863	26,332
Total assets	$1,116,151	$1,177,615
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 5,082	$ 12,164
Accrued expenses and other current liabilities	42,934	32,117
Deferred revenue	37,316	7,468
Current maturities of long-term debt	29,415	26,925
Total current liabilities	114,747	78,674
Long-term debt, less current maturities	427,554	603,831
Investments in unconsolidated senior living properties	2,901	2,284
Deferred income taxes	96,112	72,016
Other long-term liabilities	7,158	7,658
Total liabilities	648,472	764,463
Minority interests	1,861	2,451
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized, 22,343,815 and 22,166,402 shares issued and outstanding in 2002 and 2001, respectively	223	222
Additional paid-in capital	312,952	310,423
Retained earnings	158,931	104,270
Deferred compensation—restricted stock	(3,333)	—
Accumulated other comprehensive loss	(2,955)	(4,214)
Total stockholders' equity	465,818	410,701
Total liabilities and stockholders' equity	$1,116,151	$1,177,615

See accompanying notes.

Consolidated Statements of Income

(in thousands, except per share amounts)	*Year Ended December 31,* 2002	2001	2000
Operating revenue:			
Resident fees	**$248,098**	$260,524	$274,236
Management and contract services	**183,603**	105,541	38,429
Income from property sales	**74,211**	62,154	32,121
Total operating revenue	**505,912**	428,219	344,786
Operating expenses:			
Facility operating	**167,354**	168,602	169,966
Management and contract services	**144,747**	74,785	15,931
Facility development and pre-rental	**11,504**	7,949	6,226
General and administrative	**36,944**	32,809	27,418
Depreciation and amortization	**25,317**	28,475	33,902
Facility lease	**8,298**	10,159	10,833
Total operating expenses	**394,164**	322,779	264,276
Non-recurring items	**—**	2,307	—
Income from operations	**111,748**	107,747	80,510
Interest income (expense):			
Interest income	**11,338**	12,307	12,412
Interest expense	**(31,318)**	(38,483)	(49,978)
Total interest expense	**(19,980)**	(26,176)	(37,566)
Equity in earnings (losses) of unconsolidated senior living properties	**695**	(1,169)	(2,941)
Minority interests	**(160)**	(769)	(203)
Income before income taxes	**92,303**	79,633	39,800
Provision for income taxes	**(35,075)**	(31,057)	(15,522)
Net income before extraordinary (loss) gain	**57,228**	48,576	24,278
Extraordinary (loss) gain, net of tax	**(2,567)**	525	—
Net income	**$ 54,661**	$ 49,101	$ 24,278
Net income per common share:			
Basic:			
Net income before extraordinary (loss) gain	**$ 2.56**	$ 2.23	$ 1.12
Extraordinary (loss) gain	**(0.12)**	0.02	—
Basic net income per common share	**$ 2.44**	$ 2.25	$ 1.12
Diluted:			
Net income before extraordinary (loss) gain	**$ 2.33**	$ 2.06	$ 1.10
Extraordinary (loss) gain	**(0.10)**	0.02	—
Diluted net income per common share	**$ 2.23**	$ 2.08	$ 1.10

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	*Shares of Common Stock*	*Common Stock Amount*	*Additional Paid-in Capital*	*Deferred Compensation*	*Retained Earnings*	*Accumulated Other Comprehensive Loss*	*Total*
Balance at December 31, 1999	21,939	$219	$304,014	—	$ 30,891	—	$335,124
Net income					24,278		24,278
Total comprehensive income							24,278
Issuance of common stock to employees	242	3	3,233				3,236
Repurchase of common stock	(585)	(6)	(9,641)				(9,647)
Tax effect from the exercise of non-qualified stock options			1,054				1,054
Balance at December 31, 2000	21,596	216	298,660	—	55,169	—	354,045
Net income					49,101		49,101
Interest rate swaps, net of tax						$(3,121)	(3,121)
Foreign currency translation, net of tax						(1,093)	(1,093)
Total comprehensive income							44,887
Issuance of common stock to employees	570	6	9,110				9,116
Tax effect from the exercise of non-qualified stock options			2,653				2,653
Balance at December 31, 2001	22,166	222	310,423	—	104,270	(4,214)	410,701
Net income					54,661		54,661
Interest rate swaps, net of tax						610	610
Foreign currency translation, net of tax						649	649
Total comprehensive income							55,920
Issuance of common stock to employees	611	6	11,028				11,034
Repurchase of common stock	(581)	(6)	(14,892)				(14,898)
Issuance of restricted stock	148	1	4,020	$(4,021)			—
Amortization of restricted stock				688			688
Tax effect from the exercise of non-qualified stock options			2,373				2,373
Balance at December 31, 2002	**22,344**	**$223**	**$312,952**	**$(3,333)**	**$158,931**	**$(2,955)**	**$465,818**

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2002	2001	2000
Operating activities			
Net income	$ 54,661	$ 49,101	$ 24,278
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income from property sales	(6,011)	(20,210)	(6,055)
Equity in (earnings) losses of unconsolidated senior living properties	(695)	1,169	2,941
Minority interests	160	769	203
Provision for bad debts	850	1,320	1,250
Provision for deferred income taxes	28,559	26,226	11,267
Depreciation and amortization	25,317	28,475	33,902
Amortization of financing costs and discount on long-term debt	5,292	3,488	3,754
Amortization of deferred compensation	688	—	—
Extraordinary loss (gain), net of tax	2,567	(525)	—
Changes in operating assets and liabilities:			
(Increase) decrease:			
Accounts receivable	(1,194)	(4,576)	(9,871)
Prepaid expenses and other current assets	(15,325)	(2,304)	1,008
Other assets	1,381	(2,523)	218
Increase (decrease):			
Accounts payable and accrued expenses	1,574	18,991	807
Deferred revenue	(174)	354	(929)
Other liabilities	1,167	1,730	(296)
Net cash provided by operating activities	98,817	101,485	62,477
Investing activities			
Proceeds from sale of properties	128,001	52,008	45,704
Sale (acquisition) of interests in properties	—	450	(1,098)
Decrease (increase) in property and equipment, net	99,453	(98,046)	(57,113)
Increase in investments and notes receivable	(52,169)	(123,950)	(152,809)
Proceeds from investments and notes receivable	64,678	130,222	142,422
Increase in restricted cash and cash equivalents	(6,065)	(6,196)	(830)
Contributions to investments in unconsolidated senior living properties	(21,963)	(7,006)	(10,534)
Net cash provided by (used in) investing activities	211,935	(52,518)	(34,258)
Financing activities			
Net proceeds from exercised options	11,034	9,116	3,235
Additional borrowings under long-term debt	392,731	400,735	187,302
Repayment of long-term debt	(569,167)	(444,440)	(215,569)
Net investment in minority interest	(750)	—	(1,088)
Financing costs paid	(6,858)	(6,977)	(3,118)
Repurchase of stock	(14,898)	—	(9,647)
Net cash used in financing activities	(187,908)	(41,566)	(38,885)
Net increase (decrease) in cash and cash equivalents	122,844	7,401	(10,666)
Cash and cash equivalents at beginning of period	50,275	42,874	53,540
Cash and cash equivalents at end of period	$ 173,119	$ 50,275	$ 42,874

See accompanying notes.

Notes to Consolidated Financial Statements

1. ORGANIZATION AND PRESENTATION

Sunrise Assisted Living, Inc. ("Sunrise" or the "Company") is a provider of senior living services. Senior living services includes providing a residence, meals and non-medical assistance to elderly residents for a monthly fee. Sunrise's services are generally not covered by health insurance and, therefore, monthly fees are payable by the residents, their family, or another responsible party.

Sunrise was incorporated in Delaware on December 14, 1994. The consolidated financial statements include Sunrise's wholly owned subsidiaries that manage, own and develop senior living properties. In addition, the consolidated financial statements include three non-wholly owned limited liability companies. Sunrise controls the three limited liability companies through its status as the manager of the properties and as sole managing member of the limited liability companies with unilateral ability under the operating agreements to conduct the ordinary course of business of the companies. It is Sunrise's policy to consolidate non-wholly owned interests when, through its managing partnership or operating agreements, status as manager of the property and sole general partner or managing member, Sunrise holds the unilateral ability to conduct the ordinary course of business of the property.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Sunrise considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

Allowance for Doubtful Accounts

Sunrise provides an allowance for doubtful accounts on its outstanding receivables based on its collection history. Details of the allowance for doubtful accounts receivable are as follows (in thousands):

	December 31,		
	2002	2001	2000
Beginning balance	$ 4,188	$3,655	$ 3,716
Provision for bad debts	850	1,320	1,250
Accounts written off	(1,058)	(787)	(1,311)
Ending balance	$ 3,980	$4,188	$ 3,655

Property and Equipment

Property and equipment are recorded at the lower of cost or fair value and include interest and property taxes capitalized on long-term construction projects during the construction period, as well as other costs directly related to the development and construction of properties. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. Sunrise measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including certain direct and indirect costs of Sunrise's development subsidiary. If a project is abandoned, any costs previously capitalized are expensed.

Intangible Assets

Intangible assets relate primarily to the acquisition of Karrington Health, Inc. and are comprised of management contracts, leaseholds and costs in excess of assets acquired. Costs in excess of assets acquired represent costs of business acquisitions in excess of the fair value of identifiable net assets acquired. The accounting for costs in excess of assets acquired changed effective January 1, 2002. See Impact of Changes in Accounting Standards. Management contracts and leaseholds are also amortized using the straight-line method over periods ranging from 11 to 40 years.

The carrying amounts of identifiable intangible assets are reviewed for impairment when indicators of impairment are identified. If the review indicates that the intangible assets are not expected to be recoverable based on the undiscounted cash flows of the acquired assets over the remaining amortization periods, the carrying value of the intangible assets will be adjusted. The carrying amount of goodwill is reviewed for impairment on an annual basis. See "Impact of Changes in Accounting Standards."

Pre-Rental Costs

Costs incurred to initially rent properties are capitalized and amortized over 12 months. All other pre-rental costs are expensed as incurred.

Deferred Financing Costs

Costs incurred in connection with obtaining permanent financing for Company-owned properties are deferred and amortized over the term of the financing on a straight-line basis, which approximates the effective interest method.

Investments in Unconsolidated Senior Living Properties

At December 31, 2002, Sunrise owned non-controlling interests in 118 senior living properties, 18 of which were under development. Sunrise's interests, through limited liability companies and partnerships, generally range from 7% to 50%. Sunrise has 29 properties in which it owns less than 10%, 57 properties in which it owns between 10% and 20%, 26 properties in which it owns between 21% and 30% and six properties in which it owns more than 30%. Sunrise does not control these entities, as major business decisions require approval by the other partners or members. Accordingly, these investments are accounted for under the equity method. As such, the investments are recorded at cost and subsequently are adjusted for equity in net income (losses) and cash contributions and distributions. Sunrise eliminates profits on sales of services to ventures to the extent of its ownership interest. Sunrise recognizes interest income to the extent of the outside partners' interest on loans advanced to the ventures. Differences between the carrying value of investments and the underlying equity in net assets of the investee, excluding goodwill, are amortized on a straight line basis over the estimated useful life of the underlying properties. Sunrise's interests in accumulated losses of unconsolidated senior living properties are recorded below Sunrise's cost basis to the extent of other notes and advances to those unconsolidated senior living properties. For information on commitments or contingencies of partnerships or limited liability companies in which Sunrise is a general partner or managing member, see Note 15.

As of December 31, 2002, Sunrise's underlying equity in net assets of the investees exceeded the carrying value of investments in the net assets of unconsolidated senior living properties by $36 million.

Derivatives and Hedging Activities

Sunrise recognizes all of its derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, Sunrise must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported on the balance sheet and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

Revenue Recognition

Operating revenue consists of resident fee revenue, including resident community fees, management services revenue, facility contract services revenue and realized gain upon sale of senior living properties. Resident fee revenue is recognized when services are rendered. Agreements with residents are for a term of one year and are cancelable by residents with thirty days notice. Management and contract services revenue is comprised of revenue from management contracts, development contracts and facility contracts. Revenue from management contracts is recognized in the month in which it is earned in accordance with the terms of the management contract. Revenue from development contracts is recognized over the term of the respective development contracts using the percentage-of-completion method. Revenue from facility contract services is comprised of fees plus reimbursable expenses of properties operated with Sunrise's employees under long-term operating agreements and is recognized when services are rendered. Income from property sales is recognized upon consummation of the sale of properties unless a portion of the sale is contingent upon future events or performance. Deferred gains are then recognized upon performance or resolution of the contingency.

Income Taxes

Sunrise accounts for income taxes under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

Sunrise grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Sunrise accounts for stock option grants using the intrinsic value method in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and accordingly recognizes no compensation expense for the stock option grants. Pro forma information regarding net income and diluted earnings per share is required by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, and has been determined as if Sunrise had accounted for its employee stock options under the fair value method (see Impact of Changes in Accounting Standards).

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and SFAS 148, *Accounting for Stock-Based Compensation*, and has been determined as if Sunrise had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000: risk-free interest rate of 3.6% to 6.4%; dividend yield of 0%; expected lives of 10 years; and volatility of 53.19% to 57.54%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Sunrise's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures below, the estimated fair value of the options is amortized to expense, net of taxes, over the options' vesting period. Pro forma net income and pro forma diluted earnings per share for 2001 and 2000 have been restated from prior years financial statements disclosures to adjust for the tax impact on the estimated fair value of the options amortized to expense for the respective periods. Sunrise's pro forma information follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2002	2001	2000
Net income:			
As reported	$ 54,661	$ 49,101	$ 24,278
Less: Total stock-based employee compensation expense determined under fair-value method for all awards, net of tax effects	$(14,076)	$(12,642)	$(10,651)
Pro forma	$ 40,585	$ 36,459	$ 13,627
Basic net income per share:			
As reported	$ 2.44	$ 2.25	$ 1.12
Pro forma	$ 1.82	$ 1.67	$ 0.63
Diluted net income per share:			
As reported	$ 2.23	$ 2.08	$ 1.10
Pro forma	$ 1.70	$ 1.59	$ 0.62

Impact of Changes in Accounting Standards

On January 1, 2002, Sunrise adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. In accordance with the new rule, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Sunrise completed its initial test for goodwill impairment using the two-step process prescribed in SFAS No. 142. Based on the results of this test, Sunrise was not required to record an impairment charge. Diluted net income and diluted earnings per share before extraordinary items would have been $54 million and $2.09 per share and $25 million and $1.13 per share for 2001 and 2000, respectively, if SFAS No. 142 had been applied to 2001 and 2000.

On January 1, 2002, Sunrise SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* and APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for segments of a business to be disposed of. SFAS No. 144 retains the requirements of SFAS No. 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. Sunrise measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows. The adoption of SFAS No. 144 did not have a material impact on the consolidated financial position or results of operation of Sunrise.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, *Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 requires companies to no longer report gains and losses associated with the extinguishment of debt as a component of extraordinary gains and losses, net of tax. These gains and losses will now be required to be presented within the statement of income in appropriate segregated line items. SFAS No. 145 is effective for fiscal years beginning after December 15, 2002. Upon adoption, Sunrise will reclassify prior year's amounts to reflect SFAS No. 145.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires companies to initially record at fair value guarantees meeting the characteristics described in this interpretation, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as defined by FASB Statement No. 5, Accounting for Contingencies. The Interpretation also requires a guarantor to provide new disclosures for guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, which are included in Note 15. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The impact of this Interpretation will depend upon the types and terms of guarantees issued by Sunrise after January 1, 2003.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. SFAS No. 148 amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of Opinion 25. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The disclosure requirements are effective immediately and are included herein.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). Under this new Interpretation, companies will be required to determine if they are the primary beneficiary of a variable interest entity. If they are the primary beneficiary, the variable interest entity must be consolidated. All companies with variable interests in variable interest entities created after January 31, 2003 must apply the provisions of the

Interpretation immediately. Public companies with a variable interest in a variable interest entity created before February 1, 2003 must apply the provisions of the Interpretation to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. If it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, certain disclosures are required in all financial statements issued after January 31, 2003.

Sunrise is currently evaluating the impact of FIN 46 on its financials. Based on Sunrise's preliminary review of FIN 46, Sunrise believes that its joint ventures will be considered variable interest entities and is currently evaluating whether Sunrise is the primary beneficiary. See Note 6—Transactions with Unconsolidated Entities. Sunrise's joint ventures fall into one of three categories. First, Sunrise enters into development joint ventures whereby a third-party investor and Sunrise capitalize a joint venture to develop and operate senior living properties. Second, Sunrise and a third-party investor capitalize a joint venture to acquire an existing senior living property. Finally, as a part of Sunrise's sale long-term manage back program, Sunrise sells wholly owned properties into a joint venture structure that is capitalized by a third-party investor in which Sunrise holds a minority interest. These partnerships obtain non-recourse third-party debt. Sunrise does not have future requirements to contribute additional capital over and above the original capital commitments. All three types of joint ventures are established as real estate partnerships to own the underlying property. Sunrise will then enter into a long-term management contract to operate the property on behalf of the joint venture. Sunrise's total investment in these joint ventures is comprised of Sunrise's direct capital investment in these joint ventures, sub-debt provided to the joint ventures and other short-term advances to these joint ventures (Sunrise's investment). As of December 31, 2002, this total investment was $156 million, not including any guarantees provided to these joint ventures as described in Note 15. The realization of this investment is dependent upon the ongoing operations of the joint ventures. See Note 6 for operating results of the joint ventures.

Reclassifications

Certain 2001 and 2000 balances have been reclassified to conform to the 2002 presentation.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

		December 31,	
	Asset Lives	2002	2001
Land and land improvements	10–15 yrs.	$ 92,938	$122,267
Building and building improvements	40 yrs.	461,487	559,094
Furniture and equipment	3–10 yrs.	71,598	81,766
		626,023	763,127
Less accumulated depreciation and amortization		(78,007)	(83,133)
		548,016	679,994
Construction in progress		88,900	161,420
		$636,916	$841,414

Depreciation expense was $20 million, $22 million and $25 million for the years ended December 31, 2002, 2001 and 2000, respectively.

4. NOTES RECEIVABLE—AFFILIATES

Notes receivable plus accrued interest consist of the following (in thousands):

	December 31,	
	2002	2001
LLC Note II, interest accrues at 10.0%	$ —	$ 9,269
LLC Note III, interest accrues at 10.0%	17,861	19,686
LLC Note IV, interest accrues at 10.0%	14,322	19,343
LLC Note V, interest accrues at 15.0%	22,350	19,711
Note I with international joint venture, variable interest (6.01% as of December 31, 2002)	5,025	4,437
Note II with international joint venture, interest accrues at 12.5%	17,195	16,357
Note III with international joint venture, interest accrues at 12.5%	407	—
ADG Note, interest accrues at 10.0%	593	543
AMB Note, interest accrued at 8.0%	570	530
Credit facility, interest accrues at LIBOR plus 3.5% (4.88% as of December 31, 2002)	1,075	898
Promissory Note I, interest accrues at 10.0%	306	438
Promissory Note II, interest accrues at LIBOR plus 2.75% (4.13% at December 31, 2002)	3,992	4,060
Promissory Note III, interest accrues at 8.0%	260	—
Promissory Note IV, interest accrues at higher of 6% or LIBOR plus 3.0% (4.38% at December 31, 2002)	2,717	—
Other notes receivable	619	327
	87,292	95,599
Current maturities	(10,180)	(1,294)
	$ 77,112	$94,305

In January 1999, Sunrise jointly formed a limited liability company ("LLC II") in which Sunrise owned a 9% minority interest. The purpose of LLC II was to develop, construct and own senior living properties. Sunrise loaned LLC II $7 million (the "LLC Note II") to partially finance the initial development and construction of four properties. All four properties are completed and open at December 31, 2002. The LLC Note II was secured by the properties and subordinated to other lenders of LLC II. The principal amount of the loan and accrued interest was due on the earlier of March 30, 2006 or termination of the management agreement between the parties. The LLC Note II, including accrued interest, was repaid in August 2002 when the joint venture partner's interest was acquired by a third party. In connection with this transaction, Sunrise increased its ownership in the venture to 20%.

In March 1999, Sunrise jointly formed a limited liability company ("LLC III") in which Sunrise owns a 9% minority interest. The purpose of LLC III is to develop, construct and own senior living properties. Sunrise loaned LLC III $16 million (the "LLC Note III") to partially finance the initial development and construction of five properties. All five properties are completed and open at

December 31, 2002. The LLC Note III is secured by the properties and is subordinated to other lenders of LLC III. The principal amount of the loan and accrued interest were due on July 1, 2002. Sunrise extended the maturity date of this note to June 2004 for any amounts outstanding at July 1, 2002. During 2002, Sunrise received payments of $3 million. See Note 17 Related-Party Transactions, Joint Ventures.

In March 1999, Sunrise jointly formed a limited liability company ("LLC IV") in which Sunrise owns a 9% minority interest. The purpose of LLC IV is to develop, construct and own senior living properties. Sunrise loaned LLC IV $6 million (the "LLC Note IV") to partially finance the initial development and construction of six properties. In December 1999, Sunrise and LLC IV amended the LLC Note IV to increase the loan by $10 million. All six properties are completed and open at December 31, 2002. The LLC Note IV is secured by the properties and is subordinated to other lenders of LLC IV. The principal amount of the loan and accrued interest are due on the earlier of December 31, 2006 or termination of the management agreement between the parties. During 2002, Sunrise received payments of $7 million. See Note 17 Related-Party Transactions, Joint Ventures.

In December 2000, Sunrise jointly formed a limited liability company ("LLC V") with an unrelated third party in which Sunrise owns a 9% minority interest. The purpose of LLC V is to develop, construct and own senior living properties. Sunrise has loaned LLC V $17 million (the "LLC Note V") to partially finance the initial development and construction of five properties. All five properties are completed and open at December 31, 2002. The LLC Note V is secured by the properties and is subordinated to other lenders of LLC V. The principal amount of the loan and accrued interest are due on December 16, 2007.

In 1998, Sunrise jointly formed a limited liability company ("International LLC") with an unrelated third party in which Sunrise owns a 7% minority interest. The purpose of International LLC is to develop, construct and own ten senior living properties in the United Kingdom and Canada. Nine of these properties are completed and open at December 31, 2002. Sunrise agreed to make available up to approximately $4 million ("Note I") to International LLC under a revolving credit arrangement to partially finance the development of a property in the United Kingdom. Interest on the first $3 million of advances made under Note I accrues at 12.0%. Interest on an additional $1 million of advances accrues at a variable rate (6.01% at December 31, 2002). In 2001, Sunrise received payments of $1 million. The outstanding principal and unpaid accrued interest were due in November 2001. However, Note I was subordinated to a $17 million mortgage loan on the United Kingdom property that restricted the repayment of Note I until October 1, 2002. After that date, International LLC could repay Note I as long as it has met certain debt service criteria. International LLC has met the debt service criteria and plans to repay the principal balance plus accrued and unpaid interest in 2003. See Note 17 Related-Party Transactions, Joint Ventures.

In 2001, Sunrise agreed to make funds available ("Note II") to International LLC to partially finance the initial development and construction of properties in the United Kingdom and Canada. Interest on amounts outstanding under Note II accrues at 12.5%. The Note II to Sunrise is subordinated to other lenders of the joint venture. Principal and interest become due as each property is sold by the joint venture. See Note 17 Related-Party Transactions, Joint Ventures.

In 2001, Sunrise jointly formed a limited liability partnership ("International LLC II") with the majority owner of International LLC in which Sunrise owns a 7% minority interest. The purpose of International LLC is to develop, construct and own senior living properties in the United Kingdom and Canada. In 2002, Sunrise agreed to make funds available ("Note III") to International LLC II to partially finance the initial development and construction of properties in the United Kingdom and Canada. Interest on amounts outstanding under Note III accrues at 12.5%. The Note III to Sunrise is subordinated to other lenders of the joint venture. Principal and interest become due as each property is sold by the joint venture. See Note 17 Related-Party Transactions, Joint Ventures.

In January 1999, a property, in which Sunrise has a controlling interest, accepted a $500,000 promissory note ("ADG Note") from its minority owner. The ADG Note accrues interest at 10% per annum and is due annually beginning February 22, 2000. The principal balance plus accrued and unpaid interest are due on February 22, 2009.

In 2001, a property, in which Sunrise has a controlling interest, accepted a $500,000 promissory note ("AMB Note") from its minority owner. The AMB Note accrues interest at 8% per annum and is due annually beginning March 2002. The principal balance plus accrued and unpaid interest are due in March 2010.

In 2001, Sunrise agreed to make available up to approximately $3 million ("Credit Facility") to the owner of a property that Sunrise manages under a management contract. Interest accrues at LIBOR plus 3.5% per annum. Principal and accrued and unpaid interest are due at the earlier date of the third party's full repayment of its mortgage or September 2003.

In December 2001, Sunrise accepted a promissory note in the amount of $400,000 ("Promissory Note I") from a joint venture partner to finance a portion of the acquisition of one-half of Sunrise's ownership interest in a property. Interest accrues at 10% per annum. Principal and interest are due monthly until the promissory note is paid in full in January 2007.

In May 2001, Sunrise accepted a promissory note in the amount of $4 million ("Promissory Note II") from Sunrise Assisted Living Foundation, Inc. ("SALF"), a not-for-profit organization that operates two schools. The Promissory Note II pertains to a school operated on an undivided parcel on which Sunrise operates an assisted living property and is secured by an interest in the whole parcel. Interest accrues at LIBOR plus 2.75% per annum. Principal and interest payments are made monthly based on a twenty-five year amortization schedule at the rate of 6.689%. The unpaid principal balance plus accrued and unpaid interest were due in January 2003. Sunrise extended the maturity date of this note to April 2003. See Note 17, Related Party Transactions, Sunrise Assisted Living Foundation.

In February 2002, Sunrise accepted a secured promissory note in the amount of $250,000 ("Promissory Note III") from a third party. The Promissory Note III pertains to a development and management rights agreement for properties in Georgia and Missouri. Interest accrues at 8% per annum. Principal and accrued interest are due March 2007.

In March 2002, Sunrise accepted a promissory note in the amount of $3 million ("Promissory Note IV") from a limited partnership in which Sunrise has a 20% ownership interest. The Promissory Note IV is subordinated to other lenders of the limited partnership. Interest accrues at the higher of 6% or LIBOR plus 3% per annum. Monthly interest payments start on June 1, 2002 and continue through March 1, 2003. Monthly principal and interest payments start on April 1, 2003 and continue through April 1, 2004. Any unpaid principal balance plus accrued and unpaid interest are due on April 1, 2004.

Sunrise believes the net carrying amount of the notes receivable approximates market value at December 31, 2002 and 2001.

Sunrise recorded interest income on these notes from related parties of $9 million, $9 million and $7 million during 2002, 2001 and 2000, respectively.

5. INTANGIBLES AND OTHER ASSETS

Intangible assets consist of the following (dollars in thousands):

	December 31,		Estimated
	2002	2001	Useful Life
Management contracts, less accumulated amortization of $1,630 and $1,169	$ 5,759	$ 6,219	11–20 yrs.
Leaseholds, less accumulated amortization of $1,503 and $1,801	6,381	16,780	18–40 yrs.
	$12,140	$22,999	
Costs in excess of assets acquired, less accumulated amortization of $2,179 and $2,179	$32,749	$32,749	

In accordance with Statement 142 (see Impact of Changes in Accounting Standards, Note 2), goodwill is no longer amortized but is reviewed annually for impairment. Sunrise has identified two reporting units for the purposes of Statement 142. The reporting units are Sunrise Management Services and Sunrise Properties. Sunrise's $33 million goodwill balance at December 31, 2001 has been allocated to Sunrise Management Services and Sunrise Properties. Amortization expense was $5 million, $7 million and $9 million for the years ended December 31, 2002, 2001 and 2000. Amortization expense is expected to be approximately $5 million in each of the next five years.

Other assets consist of the following (in thousands):

	December 31,	
	2002	2001
Restricted cash	$18,326	$11,877
Deferred financing costs less amortization of $14,974 and $12,062	10,367	10,414
Pre-rental costs less amortization of $9,331 and $16,833	2,793	3,258
Other	1,377	783
	$32,863	$26,332

Restricted cash consists of real estate tax escrows, operating reserves and capital reserves related to Sunrise's debt agreements and resident deposits.

6. TRANSACTIONS WITH UNCONSOLIDATED ENTITIES

Included in prepaid expenses and other current assets are net receivables from related unconsolidated partnerships or limited liability companies of $19 million and $7 million as of December 31, 2002 and 2001, respectively. Included in other current liabilities are net payables to unconsolidated partnerships or limited liability companies of $1 million and $2 million as of December 31, 2002 and 2001, respectively. Net receivables from unconsolidated partnerships or limited liability companies relate primarily to management activities. Also, see Note 4 for a discussion of notes receivable from affiliates.

Summary financial information for unconsolidated entities (7% to 50% owned) accounted for by the equity method is as follows (in thousands):

	December 31,		
	2002	2001	2000
Assets, principally property and equipment	$1,438,034	$858,079	$574,658
Liabilities, principally long-term debt	1,003,627	640,551	494,081
Equity	434,407	217,528	80,577
Revenues	271,348	169,453	72,922
Net loss	(23,293)	(11,289)	(19,941)

Total management and contract services revenue from related unconsolidated entities was $161 million, $85 million and $24 million for the years ended December 31, 2002, 2001 and 2000, respectively.

7. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31,	
	2002	2001
5½% convertible subordinated notes due 2002	$ —	$107,836
5¼% convertible subordinated notes due 2009	125,000	—
Syndicated revolving credit facility	108,915	155,060
Multi-property blanket first mortgage	78,354	79,418
Revolving credit facilities	34,852	27,860
Other mortgages and notes payable	109,848	260,582
	456,969	630,756
Current maturities	(29,415)	(26,925)
	$427,554	$603,831

On June 6, 1997, Sunrise issued and sold $150 million aggregate principal amount of 5½% convertible subordinated notes due 2002. The convertible notes bore interest at 5½% per annum payable semiannually on June 15 and December 15 of each year, beginning on December 15, 1997. The conversion price was $37.1875 (equivalent to a conversion rate of 26.89 shares per $1,000 principal amount of the convertible notes). The convertible notes were redeemable at the option of Sunrise commencing June 15, 2000, at specified premiums. On September 14, 2001, Sunrise's Board of Directors authorized the repurchase of up to an additional $50 million of its outstanding 5½% subordinated convertible notes (See Note 8). During 2001, Sunrise repurchased $42 million face value of the convertible notes, resulting in an extraordinary gain, after tax, of $500,000.

In February 2002, Sunrise redeemed the remaining $108 million 5½% convertible notes at a redemption price of 101.1% of the principal amount, plus accrued and unpaid interest from the proceeds of a new term loan (see below). The aggregate redemption price was $110 million. None of the convertible notes were converted into common stock. As a result of the redemption in 2002 from proceeds of other long-term borrowings, the convertible notes were classified as long-term at December 31, 2001.

In January 2002, Sunrise obtained a term loan for $92 million to be used, in part, to pay off the remaining $108 million of its outstanding 5½% subordinated convertible notes. The term loan was collateralized by 14 properties, accrued interest at LIBOR plus 6% and matured in May 2004, subject to a six-month extension option. In February 2002, Sunrise drew $92 million on the term loan and repaid it the same day. Sunrise recorded an extraordinary loss of approximately $4 million, before tax, during the first quarter of 2002 for fees associated with the $92 million term loan and the premium paid for the early redemption of the convertible notes.

In January 2002, Sunrise issued and sold $125 million aggregate principal amount of 5¼% convertible subordinated notes due February 1, 2009. The convertible notes bear interest at 5¼% per annum payable semiannually on February 1 and August 1 each year beginning on August 1, 2002. The conversion price is $35.84 (equivalent to a conversion rate of 27.9018 shares per $1,000 principal amount of the convertible notes). The notes are subordinated to Sunrise's existing and future senior indebtedness. The convertible notes are redeemable at the option of Sunrise commencing February 5, 2006, at specified premiums. The holders of the convertible notes may require Sunrise to repurchase the convertible notes upon a change of control of Sunrise as defined in the convertible notes. In February 2002, $92 million of the net proceeds from the 5¼% convertible notes were used to pay off the term loan.

A subsidiary of Sunrise has obtained a syndicated revolving credit facility for $400 million to be used for general corporate purposes, including the continued construction and development of senior living properties. Sunrise guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all assets of the subsidiary, consisting of 23 properties. In June 2001, Sunrise refinanced its syndicated revolving credit facility and reduced it from $400 million to up to $300 million. The maturity date was extended from July 2002 to June 2004 and the interest rate increased from LIBOR plus 1.75% to LIBOR plus 2.00% (3.38% at December 31, 2002). In December 2002, Sunrise reduced its syndicated revolving credit facility to $265 million. Sunrise pays commitment fees of 0.25% on the unused balance of the credit facility. There were $109 million of advances outstanding under this credit facility as of December 31, 2002.

In June 1994, Sunrise entered into a multi-property blanket first mortgage that is collateralized by a blanket first mortgage on all assets of a subsidiary of Sunrise, consisting of 15 properties. In May 2001, Sunrise modified its multi-property blanket first mortgage to remove one of the properties as collateral, thus reducing the principal balance to $79 million, and to extend the maturity date from May 31, 2001 to May 31, 2004, subject to optional extensions, at a fixed rate of interest equal to 8.20%. Prior to the modification, the multi-property blanket first mortgage consisted of two separate debt classes. Class A in the amount of $65 million had a fixed interest rate of 8.56% and was interest only until the maturity date of May 31, 2001. Class B in the amount of $20 million had a variable interest rate. Class B was interest only until July 1, 1997 at which time principal and interest payments were due using a 20-year amortization schedule. The interest rate applicable to the floating rate debt was LIBOR plus 1.75% until the modification in May 2001.

A participation interest of $3 million payable in connection with the multi-property blanket first mortgage was recorded at the loan date. A corresponding amount recorded as a loan discount was being amortized over the life of the loan prior to the modification. Amortization of the discount of approximately $0, $200,000 and $400,000 has been included as interest expense in 2002, 2001 and 2000, respectively.

In May 1999, Sunrise entered into a multi-property first mortgage for $88 million secured by nine properties. The loan accrues interest at 7.14% and matures on June 1, 2009. The nine properties securing the debt were sold on February 23, 2001 to a joint venture in which Sunrise has a 25% interest. The joint venture assumed the debt with an outstanding balance of $86 million as of the date of sale.

In November 2001, Sunrise entered into a $60 million revolving credit facility, expandable to $100 million. The revolving credit facility matures in November 2006, subject to a five-year extension, accrues interest at LIBOR plus 1.20% (2.58% at December 31, 2002) and is collateralized by senior living properties. The revolving credit facility may be converted to a fixed rate facility at any time during the term. The proceeds were used to reduce the balance of one of Sunrise's credit facilities. Sunrise pays commitment fees of 0.13% on the unused portion of the credit facility. At December 31, 2002, the collateral of the revolving credit facility consisted of five properties and $24 million was outstanding.

In December 2002, Sunrise entered into an $18 million revolving credit facility. The revolving credit facility matures in January 2005, accrues interest at LIBOR plus 2.50% (3.88% at December 31, 2002) and is collateralized by senior living properties. At December 31, 2002, the collateral of the revolving credit facility consisted of eight properties and $11 million was outstanding.

In December 2002, Sunrise received a commitment for a $50 million revolving unsecured credit facility. The revolving credit facility matures 364 days from closing, accrues interest at LIBOR plus 2.50% (3.88% at December 31, 2002). Sunrise pays commitment fees of 0.10% on the unused portion of the credit facility. Closing on the revolving unsecured credit facility is conditioned on the closing of Sunrise's acquisition of Marriott Senior Living Services (See Note 13).

In December 2002, Sunrise received a commitment for a $17 million credit facility. The credit facility matures 2 years from closing which is expected in February 2003, subject to a one-year extension, accrues interest at LIBOR plus 3.25% (4.63% at December 31, 2002) subject to a minimum of 5.75% and is collateralized by three senior living properties.

In December 2002, Sunrise received a commitment for a $20 million revolving credit facility. The revolving credit facility closed in January 2003, matures in January 2005, is subject to a one-year extension, accrues interest at Prime subject to a minimum of 5% and is collateralized by five senior living properties.

In December 2002, Sunrise received commitments for mortgages on two senior living properties for an aggregate amount of $16 million. The mortgages mature 1 year from closing which is expected in February 2003,are subject to a one-year extension, accrue interest at LIBOR plus 2.50% (3.88% at December 31, 2002) and are cross collateralized by two senior living properties.

The other mortgages and notes payable relate primarily to 18 properties whereby outstanding balances are collateralized by the total assets of the respective property. Payments of principal and interest are made monthly. Interest rates range from 1.65% to 10.0% with remaining maturities ranging from less than one year to 31 years. These other mortgages and notes payable have total borrowings of $110 million as of December 31, 2002, and an unused portion on one of the loans of $2 million.

During 2001, Sunrise entered into five interest rate swap agreements that effectively converted $125 million of its floating-rate revolving credit facility to fixed-rate basis for the next two to three years, thus reducing the impact of interest rate changes on future interest expense. In December 2002, Sunrise paid $400,000 to terminate one of its five interest rate swap agreements. The loss reported in accumulated other comprehensive income through the date of termination will be amortized as a yield adjustment to interest expense over the remaining term of the hedged revolving credit facility. At December 31, 2002, $100 million of Sunrise's revolving credit facility was designated as the hedged item to the four remaining interest rate swap agreements that will mature in the next 6 to 18 months with an effective weighted-average fixed interest rate of 6.59%. The fair value of the swaps, net of tax, was negative $2 million as of December 31, 2002 and was recorded in other long-term liabilities and accumulated other comprehensive income. During 2002, the hedge ineffectiveness was immaterial. Based on the fair value of the swaps at December 31, 2002, Sunrise would incur approximately $2 million of interest expense, net of taxes, related to the swaps in 2003. Since December 31, 2002, Sunrise paid $3 million to terminate its remaining four interest rate swap agreements.

There are various financial covenants and other restrictions in Sunrise's debt instruments, including provisions which: (1) require it to meet certain financial tests. For example, Sunrise's $265 million syndicated revolving credit facility requires Sunrise to have a consolidated tangible net worth of at least $284 million and to maintain a consolidated minimum cash liquidity balance of at least $25 million. These tests are administered on a monthly or quarterly basis, depending on the covenant; (2) require consent for changes in management or control of Sunrise. For example, Sunrise's $265 million syndicated revolving credit facility requires the lender's consent for any merger where Paul Klaassen or Teresa Klaassen does not remain chairman of the board and chief executive officer of Sunrise; (3) restrict the ability of Sunrise's subsidiaries to borrow additional funds, dispose of assets or engage in mergers or other business combinations without lender consent; and (4) require that Sunrise maintain minimum occupancy levels at its properties. For example, Sunrise's $265 million syndicated revolving credit facility requires that 85% occupancy be achieved after 15 months for newly opened properties with 77 units or less and 18 months for 78 units or more and, following this 15-month and 18-month period, be maintained at or above that level. If this occupancy covenant is not met, the amount borrowed against that property must be reduced.

Sunrise's syndicated revolving credit facility contains a cross-default provision pursuant to which a default on other indebtedness by Sunrise or any of its consolidated subsidiaries under the credit facility could result in the ability of the lenders to declare a default and accelerate the indebtedness under the credit facility.

As of December 31, 2002, Sunrise was in compliance with all of its debt covenants.

Principal maturities of long-term debt as of December 31, 2002 are as follows (in thousands):

2003	$ 29,415
2004	194,450
2005	22,839
2006	30,537
2007	38,968
Thereafter	140,760
	$456,969

Interest paid totaled $32 million, $42 million and $52 million in 2002, 2001 and 2000, respectively. Interest capitalized was $7 million, $7 million and $6 million in 2002, 2001 and 2000, respectively.

As of December 31, 2002, Sunrise has $14 million in unused letters of credit that have been pledged for the benefit of certain lending institutions and municipalities. The letters of credit expire within two years.

8. STOCKHOLDERS' EQUITY

In 2000, Sunrise's Board of Directors authorized Sunrise to repurchase its outstanding common stock and/or its outstanding 5½% convertible subordinated notes up to an aggregate purchase price of $50 million over a period of 12 months. Under the stock repurchase program, Sunrise was authorized to repurchase common stock in the open market or in privately negotiated transactions, subject to market conditions, applicable legal requirements and other factors. Sunrise repurchased 585,000 shares of common stock at an average price of $16.66 per share through open-market purchases during 2000.

In July 2002, Sunrise announced that its Board of Directors authorized it to repurchase outstanding shares of our common stock up to an aggregate purchase price of $50 million over the next 12 months. Sunrise repurchased 581,400 shares at an average price of $25.57 per share through open-market purchases during 2002.

9. STOCK OPTION PLANS

Sunrise has stock option plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. At December 31, 2002, these plans provided for the grant of options to purchase up to 9,148,910 shares of common stock. The option exercise price and vesting provisions of the options are fixed when the option is granted. The options expire ten years from the date of grant and generally vest over a four-year period. The option exercise price is not less than the fair market value of a share of common stock on the date the option is granted.

On April 25, 1996, the Board of Directors adopted the 1996 Directors' Stock Option Plan (the "Directors' Plan"). Any director who was a member of the Board of Directors but not an officer or employee of Sunrise or any of its subsidiaries (other than the persons elected as director representatives of the holders of Series A Preferred Stock) was eligible to receive options under the Directors' Plan. In March 2000, the Directors' Plan was terminated. An aggregate of 75,000 shares of common stock is reserved for issuance under existing option agreements. The option exercise price is not less than the fair market value of a share of common stock on the date the option was granted. The period for exercising an option begins six months after the option was granted and generally ends ten years from the date the option was granted. Options granted under the Directors' Plan vested immediately. All options granted under the Directors' Plan are non-incentive stock options. As of December 31, 2002, 75,000 options remained outstanding under the plan.

A summary of Sunrise's stock option activity, and related information for the years ended December 31 are presented below:

	2002		2001		2000	
	Shares (000)	Weighted-Average Exercise Price	Shares (000)	Weighted-Average Exercise Price	Shares (000)	Weighted-Average Exercise Price
Outstanding—beginning of year	6,168	$21.52	5,959	$21.33	5,250	$23.28
Granted	1,049	22.90	1,205	22.27	1,905	15.93
Exercised	(568)	17.62	(570)	15.73	(242)	13.77
Canceled	(238)	22.24	(426)	28.98	(954)	28.57
Outstanding—end of year	6,411	22.07	6,168	21.52	5,959	21.33
Options exercisable at year-end	3,572		3,030		2,523	
Weighted-average fair value of options granted during the year	$18.15		$16.16		$11.78	

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (000)	Weighted-Average Exercise Price
$ 3.00–$ 8.00	35	2.6	$ 3.55	35	$ 3.55
8.01– 20.00	2,001	7.2	15.78	941	15.83
20.01– 25.63	2,719	5.5	24.35	2,052	24.69
25.64– 44.56	1,656	8.2	28.29	544	31.18
	6,411			3,572	

10. RESTRICTED STOCK

The Company's stockholders approved the 2002 Stock Option and Restricted Stock plan at the Company's annual meeting of stockholders held on May 17, 2002. On March 21, 2002, a total of 148,100 shares of restricted stock were granted to Paul J. Klaassen, Chairman of the Board and Chief Executive Officer, and Thomas B. Newell, President. These grants vest over three to ten years. Unvested amounts are reflected in the balance sheet and represent the fair value of shares at the date of grant, which will be amortized as compensation expense over the period of vesting. During 2002, Sunrise recognized $0.7 million in compensation expense. As of December 31, 2002, 7,700 of the 148,100 shares of the restricted stock grant were vested.

11. STOCKHOLDER RIGHTS AGREEMENT

The Board of Directors adopted a Stockholders Rights Agreement ("Rights Agreement") effective April 25, 1996, as amended. All shares of common stock issued by Sunrise between the date of adoption of the Rights Agreement and the Distribution Date (as defined below) have rights attached to them. The rights expire ten years after adoption of the Rights Agreement. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock at a price of $85.00 (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder of Sunrise.

The rights initially attach to the common stock. The rights will separate from the common stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier to occur of (1) ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (2) ten business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of common stock. However, neither Paul J. Klaassen nor Teresa M. Klaassen (nor their affiliates, associates and estates), each of whom, as of the date of adoption of the Rights Agreement, beneficially owned in excess of 20% of the outstanding shares of common stock, will be deemed an "Acquiring Person," unless they acquire an additional 2% of the common stock which was outstanding at the time of completion of Sunrise's initial public offering.

In general, if a person becomes the beneficial owner of 20% or more of the then outstanding shares of common stock, each holder of a right may exercise the right by purchasing common stock having a value equal to two times the Purchase Price. If at any time following the Stock Acquisition Date (1) Sunrise is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (2) 50% or more of Sunrise's assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The Board of Directors of Sunrise generally may redeem the rights at a price of $.005 per right at any time until ten days after an Acquiring Person has been identified as such.

12. NET INCOME PER COMMON SHARE

The following table summarizes the computation of basic and diluted net income per common share amounts presented in the accompanying consolidated statements of operations (in thousands, expect per share amounts):

	Year Ended December 31,		
	2002	2001	2000
Numerator for basic net income per share:			
Net income before extraordinary (loss) gain	$57,228	$48,576	$24,278
Extraordinary (loss) gain, net of tax	(2,567)	525	—
Net income	$54,661	$49,101	$24,278
Numerator for diluted net income per share:			
Net income before extraordinary (loss) gain	$57,228	$48,576	$24,278
Assumed conversion of convertible notes, net of tax	4,610	4,795	—
Diluted net income before extraordinary (loss) gain	61,838	53,371	24,278
Extraordinary (loss) gain, net of tax	(2,567)	525	—
Diluted net income	$59,271	$53,896	$24,278
Denominator:			
Denominator for basic net income per common share-weighted average shares	22,357	21,825	21,654
Effect of dilutive securities:			
Employee stock awards	643	651	366
Convertible notes	3,552	3,476	—
Denominator for diluted net income per common share-weighted average shares plus assumed conversions	26,552	25,952	22,020
Basic net income per common share:			
Net income before extraordinary (loss) gain	$ 2.56	$ 2.23	$ 1.12
Extraordinary (loss) gain, net of tax	(0.12)	0.02	—
Net income	$ 2.44	$ 2.25	$ 1.12
Diluted net income per common share:			
Net income before extraordinary (loss) gain	$ 2.33	$ 2.06	$ 1.10
Extraordinary (loss) gain, net of tax	(0.10)	0.02	—
Net income	$ 2.23	$ 2.08	$ 1.10

Certain shares issuable upon the exercise of stock options or convertible notes have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Options are included under the treasury stock method to the extent they are dilutive.

13. ACQUISITIONS AND DISPOSITIONS

In 2000, Sunrise announced its intention to sell selected owned properties as a normal part of its operations and retain long-term management contracts and, in many cases, minority equity interests in the properties. Sunrise has performed under its sale/long-term manage back program by selling some properties 100% to third-parties and retaining a long-term management contract and selling some properties to joint ventures in which it has a minority ownership interest, generally ranging from 20% to 25%. If Sunrise sells 100% of a property to a third-party owner, it recognizes a gain from the sale for the difference between the purchase price and the book value of the property, less the costs to sell. Sunrise also removes the book value of the property from the "Property and equipment" line item on the consolidated balance sheet and removes from liabilities any debt repaid or assumed by the new owner in the transaction. If Sunrise sells a property to a joint venture in which it has a minority ownership interest, Sunrise will recognize as a gain from the sale the difference between the purchase price and the book value of the property, less the costs to sell, adjusted to reflect only the gain associated with the third-party ownership in the joint venture. Sunrise does not record a gain on the portion of the sale associated with its remaining ownership in the joint venture. Sunrise also records, at historical cost basis, its remaining ownership of the property sold and debt assumed by the joint venture as an investment.

In September 1998, Sunrise completed the sale of two properties for an aggregate sales price of $29 million. Sunrise will realize up to a $6 million gain from the transaction. Sunrise recognized a gain of $2 million and $2 million on the sale in 1999 and 1998, respectively. The remaining gain was deferred at December 31, 2002, the recognition of which is contingent upon future events. Sunrise operates the two properties under long-term operating agreements.

In June 1999, Sunrise completed the sale of two properties for an aggregate sales price of $28 million. Sunrise realized an $11 million gain from the transaction. Sunrise recognized a gain of $5 million on the sale in 1999 and $6 million in 2000. Sunrise operates the two properties under long-term operating agreements.

In June 2000, Sunrise completed the sale of three properties for an aggregate sales price of $44 million to a real estate venture company in which Sunrise owns a 25% interest. Sunrise realized $13 million in gain, subject to certain contingencies being met, of which $2 million and $11 million was recognized in 2001 and 2000, respectively. In September 2000, Sunrise completed the sale of eight properties for an aggregate sales price of $111 million to the same venture company. The venture company assumed approximately $75 million of debt secured by the eight properties. Sunrise realized $26 million in gain, subject to certain contingencies being met, of which $13 million and $13 million was recognized in 2001and 2000, respectively. Sunrise continues to operate the properties under long-term operating agreements.

In December 2000, Sunrise completed the sale of two properties for an aggregate sales price of $28 million. Sunrise realized $9 million in gain, subject to certain contingencies being met, of which $0.9 million, $5 million and $2 million was recognized in 2002, 2001 and 2000, respectively. Sunrise continues to operate the properties under long-term operating agreements.

In February 2001, Sunrise completed the sale of nine properties for an aggregate sales price of $131 million to a limited partnership in which Sunrise owns a 25% interest. Sunrise realized $41 million in gain, subject to certain contingencies being met, of which $1 million and $40 million was recognized during 2002 and 2001. Sunrise continues to operate the properties under long-term operating agreements.

In October 2001, Sunrise completed the sale of one property for an aggregate sales price of $17 million to a real estate venture company in which Sunrise owns a 25% interest. Sunrise realized $3 million in gain, subject to certain contingencies being met, of which $2 million and $1 million was recognized in 2002 and 2001, respectively. Sunrise continues to operate the properties under long-term operating agreements.

In December 2001, Sunrise completed the sale of one of our two existing Florida properties for an aggregate sales price of $8 million. The buyer will assume management of the property after a 90-day transition period. Sunrise realized $1 million in gain, which was recognized in 2001.

In December 2001, Sunrise completed the sale of one property for an aggregate sales price of $16 million to a real estate venture company in which Sunrise owns a 25% interest. Sunrise realized $2 million in gain, subject to certain contingencies being met, of which $1 million and $500,000 was recognized in 2002 and 2001, respectively. In 2002, Sunrise also recognized an additional $2 million in incentive purchase price based on 2002 operating performance. Sunrise continues to operate the properties under long-term operating agreements.

In December 2001, one of Sunrise's joint venture partners exercised an option to acquire an additional 25% interest in one property (Sunrise of Gardner Park). As a result of the transaction, Sunrise's ownership in the property was reduced to 25% from 50%. Sunrise will continue to operate the property under a long-term management agreement. Sunrise realized up to $1 million in gain, subject to certain contingencies being met, of which $700,000 and $200,000 was recognized in 2002 and 2001, respectively.

In March 2002, Sunrise completed the sale/long-term manage back of 12 assisted living properties to a real estate investment entity in which Sunrise owns a 20% interest. Sunrise realized $43 million in gain, subject to certain operating contingencies being met, of which $43 million was recognized during 2002. Sunrise will continue to operate the properties under long-term management agreements.

In June 2002, Sunrise completed the sale/long-term manage back of two assisted living properties to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise will realize up to $9 million in gain over four quarters, subject to meeting certain operating contingencies, of which $7 million was recognized in 2002. Sunrise will continue to operate the properties under long-term management agreements.

In August 2002, Sunrise completed the sale/long-term manage back of one assisted living property to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise will realize up to $6 million in gain over four quarters, subject to meeting certain operating contingencies, of which $3 million was recognized in 2002. Sunrise will continue to operate the property under a long-term management agreement.

In September 2002, Sunrise completed the sale/long-term manage back of two assisted living properties to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise will realize up to $8 million in gain over four quarters, subject to meeting certain operating contingencies, of which $4 million was recognized in 2002. Sunrise will continue to operate the properties under a long-term management agreement.

In December 2002, Sunrise completed the sale/long-term manage back of 11 assisted living properties to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise will realize up to $36 million in gain over four quarters, subject to meeting certain operating contingencies, of which $9 million was recognized in 2002. Sunrise will continue to operate the properties under a long-term management agreement.

On December 30, 2002, Sunrise announced it has signed a definitive purchase agreement with Marriott International, Inc. ("Marriott") to acquire all of the outstanding stock of Marriott's wholly owned subsidiary, Marriott Senior Living Services, Inc., which owns and operates senior living properties. Sunrise will pay approximately $89 million in cash, subject to various adjustments set forth in the purchase agreement, to acquire all of the outstanding stock of Marriott Senior Living. Sunrise will also assume approximately $38 million of working capital liabilities and other funding obligations as well as approximately $23 million of life care endowment obligations, the majority of which will be repaid with proceeds from the issuance of new endowment obligations as new residents enter the properties. The stock purchase is currently expected to close late in the first quarter of 2003, subject to receipt of required regulatory approvals and other closing conditions.

In connection with Sunrise's property sale/long-term manage back program, Sunrise specifically identifies properties that it is actively marketing and intends to sell within a twelve-month period, and accordingly designates these properties as held for sale. Management believes that the sales value of these properties exceeds their book value and therefore no related write-down has been recorded. Depreciation expense for these properties is included in Sunrise's consolidated depreciation expense up to the point that management specifically identifies the properties it intends to sell and believes the sale of the properties is probable. At December 31, 2001, the book value of these properties of approximately $40 million is reflected in the property and equipment line item of the balance sheet.

14. NON-RECURRING ITEMS

In August 2001, Karrington Health Inc. (Karrington), a wholly owned subsidiary of Sunrise, received a cash payment in the amount of $10 million to settle a lawsuit filed by Karrington prior to its acquisition by Sunrise in 1999. Karrington brought the suit alleging that Omega Healthcare Investors, Inc. had breached a financing commitment it had made to Karrington. Expenses incurred to settle the lawsuit have been netted against the settlement.

Given the current industry environment and the increasing number of opportunities to acquire properties and management contracts, Sunrise determined, in the third quarter of 2001, that the costs to develop five specific sites outweighed the costs of acquiring properties and/or management contracts in those areas. Accordingly, management elected not to proceed with its planned development for these five sites and wrote down associated project costs by $7 million to their estimated net realizable value.

15. COMMITMENTS

Sunrise leases its corporate offices, regional offices, development offices and warehouse space under various leases. During 1998, Sunrise entered into an agreement to lease new office space for its corporate headquarters. The lease commenced upon completion of the building in July 1999 and expires in July 2011. The lease has an initial annual base rent of $1 million. The base rent escalates approximately 2.5% per year in accordance with a base rent schedule. In September 1999, Sunrise amended another corporate lease to increase the amount of leased premises and extend the maturity date to October 2004. The initial annual lease payments amount to $462,000, and the base rent is subject to annual increases based on the consumer price index from a minimum of 2% to a maximum cap of 3% per year. The warehouse lease has a term of seven years and expires in May 2004. The initial annual base rent payments amount to $148,000, subject to annual increases of 3%. In addition, Sunrise is required to amortize an additional $88,000 of rent related to the straight lining of rent benefits and a portion of operating expenses. Various other leases expire between 2003 and 2004.

Sunrise has also entered into operating leases for five properties. Two properties commenced operations during 1997, two properties commenced operations in 1998, and the other property commenced operations in 1999. In May 1999 in connection with the acquisition of Karrington, Sunrise assumed six operating leases for six senior living properties and a ground lease. The operating lease terms vary from 15–20 years, with two ten-year extension options. Sunrise also has six other ground leases related to six properties in operation. Lease terms range from 15 to 99 years and are subject to annual increases based on the consumer price index and/or stated increases in the lease.

In December 1998, a subsidiary of Sunrise entered into a three-year operating lease for six senior living properties. Sunrise guaranteed the payment of all obligations of its subsidiary under the lease.

There were no extension options. However, Sunrise had the option, 120 days prior to the expiration date of the lease, of either purchasing or selling all the leased properties. If Sunrise exercised its option to sell the properties and the proceeds from the sale exceeded the obligation under the lease, Sunrise was entitled to the excess. However, if the proceeds from the sale were less than the obligation under the lease, Sunrise would be obligated to fund the difference. Sunrise was responsible for the payment of real estate taxes, insurance and other operating expenses. The lease required Sunrise to maintain certain coverage ratios, liquidity and net worth. These six leased properties were sublet to Karrington until the acquisition of Karrington in May 1999. During 2000, Sunrise purchased two of the properties for $18 million. In 2001, Sunrise exercised its option to purchase the remaining leased properties and closed on the purchase of the remaining four properties for $29 million in January 2002. The effect of purchasing these six properties was to record the property and newly financed debt associated with these properties on Sunrise's consolidated balance sheet.

Future minimum lease payments under office, equipment, ground and other operating leases as of December 31, 2002 are as follows (in thousands):

2003	$ 10,953
2004	10,467
2005	9,747
2006	9,753
2007	9,760
Thereafter	106,695
	$153,375

Sunrise has entered into contracts to purchase and lease additional sites. Total contracted purchase price of these sites is $92 million. Sunrise is pursing additional development opportunities and also plans to acquire additional properties as market conditions warrant.

As a part of Sunrise's operating strategy, Sunrise may provide limited debt guarantees to certain of its business ventures. Unless otherwise stated, Sunrise would be required to perform under a debt guarantee if the business venture failed to perform under the debt agreement and the bank pursued the Sunrise guarantee. At December 31, 2002, Sunrise has provided $50 million of debt guarantees to its business ventures which represents Sunrise's maximum exposure under its debt guarantees. Of the $50 million, $2 million of guarantees are for our sale long-term manage back partnerships. These guarantees are removed upon reaching certain occupancy and debt service coverage targets within the partnership. Of the $50 million, $4 million represents a debt guarantee to a joint venture which was acquired in the Karrington acquisition. This debt guarantee remains in place throughout the term of the loan. Sunrise has provided $10 million of debt guarantees to hospital partnerships that remain in place throughout the term of the loan. Finally, Sunrise has provided $34 million of debt guarantees to its development joint ventures. Of the $34 million, $18 million are last dollar debt guarantees on international development. Last dollar guarantee means the third-party debt would have to default, the bank would have to enforce any remedies against the venture, including foreclosure, after which Sunrise would have to provide any required funds to make up any difference between the loan amount and the amount recovered from such enforcement. Of the $34 million in debt guarantees to develop joint ventures, $21 million are removed upon stabilization of the underlying properties. The remaining $13 million will remain in place throughout the term of the loan. At December 31, 2002, Sunrise does not believe that it will be required to fund any debt under its current outstanding debt guarantees and therefore no liabilities are reflected in the financial statements of Sunrise for these debt guarantees.

As part of Sunrise's fee-development for joint ventures, it typically guarantees that properties will be completed at budgeted costs approved by all partners in the joint venture. Budgeted costs typically include significant contingency reserves for unforeseen costs and potential overruns. Sunrise would be required to fund these guarantees if the actual costs of development exceeded the approved budgeted costs. At December 31, 2002, thirteen properties are under construction and subject to completion guarantees. Sunrise has over 20 years experience in the development and construction of senior living properties. Its construction contractors are experienced in building its prototype and assume much of the risk of on-time and on-budget completion by executing fixed-price contracts. Typically, the terms of these guarantees provide for no limitation to the maximum potential future payments under the guarantee. In certain agreements, if amounts are required to be funded by Sunrise, they would become loans to the venture and earn interest. Sunrise closely monitors these projects and does not expect to fund any amounts under these development completion guarantees during 2003. Therefore, no liabilities are reflected in the financial statements of Sunrise for these guarantees.

As a part of certain management contracts, Sunrise may provide an operating deficit guarantee. This means that if a property has depleted all of its operating reserves and does not generate enough cash flow during a month to cover its expenses, Sunrise would provide a loan to the property to cover the cash shortfall. These guarantees are generally included with our development joint ventures and usually are provided for a limited period of time, generally until the property reaches stabilization. Typically, the terms of these operating deficit guarantees provide for no limitation to the maximum potential future payments under the guarantee. Currently, 26 operating properties are subject to a Sunrise operating deficit guarantee and 13 additional properties will be subject to a guarantee upon opening. Sunrise funded $300,000 under these guarantees in 2002 related to four properties in the international joint venture and expects to fund approximately $200,000 in 2003 under these guarantees. The amounts funded in 2002 were recorded as loans to the ventures.

16. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The primary components of Sunrise's net deferred tax asset are as follows (in thousands):

	December 31,	
	2002	2001
Deferred tax assets:		
Operating loss carryforward	$ 11,108	$ 16,973
Accrued expenses	3,343	2,624
Other	1,422	2,139
Total deferred tax assets	$ 15,873	$ 21,736
Deferred tax liabilities:		
Investments in joint ventures	$(23,106)	$(15,868)
Property and equipment	(62,511)	(50,674)
Operating expenditures	(10,495)	(5,474)
Total deferred tax liabilities	(96,112)	(72,016)
Net deferred tax liability	$(80,239)	$(50,280)

At December 31, 2002, Sunrise had regular federal net operating loss carryforwards available to offset future taxable income of approximately $25 million, which expire from 2010 through 2019. This amount includes approximately $3 million of net operating loss carryforwards acquired from Karrington, which are subject to certain limitations on utilization. At December 31, 2002, Sunrise had alternative minimum tax credits of approximately $1 million and Work-Opportunity tax credits of approximately $900,000 available to offset future federal tax liabilities. These tax credits do not expire. Various Sunrise entities have fully utilized their net operating loss carryforwards for state tax purposes.

Realization of the net deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Sunrise expects to fully utilize the loss carryforward prior to expiration.

Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 2,495	$ 2,778	$ 1,501
State	2,448	2,389	2,754
Total current	4,943	5,167	4,255
Deferred:			
Federal	25,727	23,805	11,235
State	2,832	2,421	32
Total deferred	28,559	26,226	11,267
Total tax expense	$33,502	$31,393	$15,522

In 2002, 2001 and 2000, Sunrise paid federal and state income taxes, net of refunds of $2 million, $1 million and $3 million, respectively. Current taxes payable for 2002, 2001 and 2000 have been reduced by approximately $2.5 million, $3 million, and $1 million respectively, reflecting the tax benefit to Sunrise of employee stock options exercised during the year. The tax benefit has been recognized as an increase to additional paid-in capital.

The differences between the tax provision calculated at the statutory federal income tax rate and the actual tax provision recorded for each year are as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory rate	35%	35%	35%
State taxes, net	5	6	7
Tax exempt interest	(1)	(1)	(1)
Other	(1)	(1)	(2)
	38%	39%	39%

17. RELATED-PARTY TRANSACTIONS

Sunrise Assisted Living Foundation

Sunrise Assisted Living Foundation, Inc. ("SALF"), a not-for-profit organization, operates two schools, including day care centers. Paul and Teresa Klaassen, Sunrise's founders, are on the Board of Directors of SALF. SALF reimbursed Sunrise monthly for use of office facilities and support services in the amount of $84,000 in 2002, 2001 and 2000. Such amounts are included in operating revenue. Sunrise has also accepted a promissory note from SALF during 2001 (see Note 4).

During 1999, a subsidiary of SALF provided certain health care services to residents of Sunrise properties located in Illinois. The SALF subsidiary entered into various administrative, accounting and collection service agreements with Sunrise that terminated at the end of 2001. The service agreements allow for reimbursement of costs of service plus a management fee. Sunrise recognized management fees of $400,000 and $200,000 in 2001 and 2000, respectively. As of December 31, 2002, Sunrise owed SALF $1 million under such service agreements.

Ground Lease

Sunrise has a 99 year ground lease with one of Sunrise's founders. The ground lease expires in May 2085. The basic monthly rent is adjusted annually based on the consumer price index. Rent expense under this lease was $299,000, $296,000 and $262,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Sunrise subleases one-half of this ground lease to SALF. The sublease expires in May 2085 and requires payments equal to 50% of all payments made by Sunrise under the ground lease. Sublease rental income was $149,500, $148,000 and $131,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Lease expense is recorded net of the sublease income.

Joint Ventures

Sunrise has entered into unconsolidated joint venture arrangements with a third party that is providing up to $66 million of the equity capital to develop up to 26 projects in the United States, United Kingdom and Canada. A director of Sunrise, Craig Callen, is a managing director of Credit Suisse First Boston (CSFB) LLC. The parent of CSFB LLC controls through funds sponsored by an affiliate or subsidiary investments, which from time to time have included investments in the joint ventures. Sunrise is providing management and pre-opening services to the joint ventures on a contract-fee basis with rights to acquire the assets in the future and has agreed to invest up to $6 million of equity capital in the joint ventures. Sunrise recognized management and contract services fees from these joint ventures of $8 million, $9 million and $12 million, respectively, in 2002, 2001 and 2000. As of December 31, 2002, 2001 and 2000, the third party had provided approximately $52 million, $51 million and $42 million, respectively, and Sunrise has provided $6 million, $8 million and $4 million, respectively, of equity capital to the joint ventures. For information on committed and funded loans to this third party, see Note 4.

Sunrise may allow minority equity ownership interests in joint ventures for its officers as a means of incentive. Currently, two of its executive vice presidents, Christian Slavin and Tiffany Tomasso, have minority ownership interests (less than 1% combined on a fully diluted basis) in one of its international joint ventures. Brian Swinton, another of its executive vice presidents, has a 0.05% minority ownership interest computed on a fully diluted basis in its at-home senior living joint venture.

18. PROFIT-SHARING PLAN

Sunrise has a profit-sharing plan (the "Plan") under Internal Revenue Code Section 401(k). All employees of Sunrise are covered by the Plan and are eligible to participate in the Plan after meeting certain eligibility requirements. Deferred salary contributions are made through pre-tax salary deferrals of between 1% and 16%. During 2000, the Plan contained three elements—employee salary contributions, discretionary matching employer contributions and special discretionary employer contributions.

Effective January 1, 2001, employees vest in their matching employer contributions 100% over four years at 25% each year. When an employee reaches 5 years of service, Sunrise will contribute $0.50 for every dollar the employee contributes up to 7% of the employee's annual compensation. If the employee has less than 5 years of service, the employer contribution will be $0.25 for every dollar the employee contributes up to 7% of the employee's annual compensation. The Plan has eliminated the discretionary matching contributions and all employees who earn $85,000 or less annually are eligible to receive regular matching contributions by Sunrise provided the employee meets certain eligibility requirements. Matching contributions made by Sunrise totaled $200,000, $500,000 and $300,000 during 2002, 2001 and 2000, respectively.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management, using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Sunrise could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have an effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, accounts payable and accrued expenses, marketable securities, investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

Fixed rate debt with an aggregate carrying value of $343 million has an estimated aggregate fair value of $340 million at December 31, 2002. Estimated fair value of fixed rate debt is based on interest rates currently available to Sunrise for issuance of debt with similar terms and remaining maturities. The estimated fair value of Sunrise's variable rate debt is estimated to be approximately equal to its carrying value of $114 million at December 31, 2002. The interest rate swaps related to floating rate debt, net of taxes, (see Note 7) has an estimated fair value of negative $2 million at December 31, 2002.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2002. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, these amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2002 and current estimates of fair value may differ from the amounts presented herein.

20. INFORMATION ABOUT SUNRISE'S SEGMENTS

Sunrise reports the results of its operations by its two operating divisions—Sunrise Management Services and Sunrise Properties. Sunrise Assisted Living, Inc. is the parent company of each division and develops Sunrise's strategy and overall business plan and coordinates the activities of all business divisions. The Sunrise Management Services division provides full-service senior living management services, in the U.S. and internationally, for all properties owned by Sunrise or managed by Sunrise for third-parties. The Sunrise Management Services division also provides consulting services on market and site selection and pre-opening sales and marketing. The Sunrise Properties division is responsible for all Sunrise real estate operations, including development, construction, property management, project and permanent financing, real estate and property sales.

Segment information is as follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Operating Revenue:			
Sunrise Management Services	$ 371,064	$ 295,459	$ 227,278
Sunrise Properties	326,262	325,785	312,810
Elimination of intersegment revenue	(191,414)	(193,025)	(195,302)
Total consolidated operating revenue	505,912	428,219	344,786
Operating Expenses:			
Sunrise Management Services	338,297	266,356	206,060
Sunrise Properties	237,178	240,483	245,037
Elimination of intersegment expenses	(191,414)	(193,025)	(195,302)
Total consolidated operating expenses	384,061	313,814	255,795
Properties—nonrecurring items	—	2,307	—
Segment operating income	121,851	116,712	88,991
Reconciliation to net income:			
Corporate operating expenses	10,103	8,965	8,481
Income from operations	111,748	107,747	80,510
Interest income (expense), net	(19,980)	(26,176)	(37,566)
Equity in earnings (losses) of unconsolidated senior living properties	695	(1,169)	(2,941)
Minority interests	(160)	(769)	(203)
Provision for income taxes	(35,075)	(31,057)	(15,522)
Extraordinary gain, net of tax	(2,567)	525	—
Total consolidated net income	$ 54,661	$ 49,101	$ 24,278

Management services revenue from operations in England were $2 million, $1 million and $1 million for 2002, 2001 and 2000, respectively. Management services revenue from operations in Canada were $2 million, $3 million and $2 million for 2002, 2001 and 2000, respectively. The remaining revenues and all long-lived assets are domestic and substantially all assets are held by Sunrise Properties.

21. QUARTERLY RESULT OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the fiscal quarters: (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002				
Operating revenue	**$111,117**	**$119,888**	**$130,057**	**$144,850**
Net income	**7,472[1]**	**11,463**	**15,400**	**20,326**
Diluted net income per common share	**$ 0.32**	**$ 0.47**	**$ 0.63**	**$ 0.82**
2001				
Operating revenue	$ 104,049	$ 103,521	$ 108,359	$ 112,290
Net income	13,191	13,109	11,687	11,114
Diluted net income per common share	$ 0.56	$ 0.55	$ 0.49	$ 0.47

The sum of diluted net income per common share for the four quarters in 2002 and 2001 may not equal diluted net income per common share for the year due to the changes in the number of weighted average shares outstanding and fluctuations in the market price of Sunrise's common stock during the year.

(1) Includes an extraordinary loss of approximately $4 million ($2 million net of tax) for fees associated with the $92 million term loan and the premium paid for the early redemption of the convertible notes.

Report of Independent Auditors

Stockholders and Board of Directors
Sunrise Assisted Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Assisted Living, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Assisted Living, Inc. as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the Consolidated Financial Statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Ernst & Young LLP

McLean, Virginia
February 24, 2003

Executive Officers

Paul J. Klaassen
Founder, Chairman of the Board and Chief Executive Officer
Mr. Klaassen, 45, founded Sunrise Assisted Living with his wife, Teresa, in 1981. He has served as chairman and chief executive officer of Sunrise since the company's inception. He is the founding chairman and a director of the Assisted Living Federation of America (ALFA). Mr. Klaassen serves as a director of the U.S. Chamber of Commerce and The National Chamber Foundation. He also serves on the Board of Trustees of The Hudson Institute, The Institute for American Values, The Ethics and Public Policy Center, The Trinity Forum and on the Advisory Committee for the Department of Health Care Policy at Harvard University Medical School. Mr. Klaassen also serves as the President of the Netherland-America Foundation.

Teresa M. Klaassen
Founder, Chief Cultural Officer, Executive Vice President and Secretary
Ms. Klaassen, 47, founded Sunrise Assisted Living with her husband, Paul, in 1981. She has served as executive vice president and secretary of Sunrise and its predecessor entities since 1981. As Sunrise's chief cultural officer, she develops programs that help the company remain focused on its commitment to core values and principles of service. Ms. Klaassen is a founding member of the Assisted Living Federation of America, the largest assisted living trade association, and currently serves on the boards of directors of several long-term care organizations. She is a member of the Committee of 200, a leadership group of select U.S. corporate women; the Board of Directors of the Merritt Academy and The Appletree School; The Board of Trustees of George Mason University and the Women's Forum of Washington, D.C.

Thomas B. Newell
President
Mr. Newell, 45, has been president of Sunrise since April 2000. Previously, he served as president of Sunrise Development, Inc., Sunrise's development subsidiary and general counsel from January 1996 until April 1, 2000, and as an executive vice president of Sunrise from May 1996 until April 1, 2000.

Christian B. A. Slavin
Executive Vice President and President, Sunrise Properties
Mr. Slavin, 45, has served as executive vice president of Sunrise since May 1999. He served as chief financial officer from May 1999 until April 2000 at which time he was named president of Sunrise Properties Division. From 1994 to May 1999, Mr. Slavin was a director of Prudential Securities, Inc., working both in real estate investment banking and mergers and acquisitions. Previously, he operated a mid-size fully integrated industrial real estate concern and a third-party warehousing and logistics company.

Tiffany L. Tomasso
Executive Vice President and President, Sunrise Management Services
Ms. Tomasso, 40, has served as an executive vice president since March 1998 and began serving as president of Sunrise Management Services in April 2000. She joined Sunrise in 1993 as a regional vice president in charge of developing assisted living facilities in New Jersey, Pennsylvania and Delaware, and was promoted in 1994 to senior vice president. Before 1993, Ms. Tomasso was vice president of operations for assisted living and health care at Presbyterian Homes of New Jersey. She previously served in a variety of long-term care administrator positions in facilities owned by HBA Management, Inc.

Brian C. Swinton
Executive Vice President
Mr. Swinton, 58, has served as an executive vice president since May 1996 and, in addition, currently serves as a director of Sunrise "At Home" Senior Living, Inc. From January 1994 to April 1996, Mr. Swinton was a senior vice president of Forum Group, Inc., a developer and operator of retirement communities and assisted living facilities, where his responsibilities included product development, construction, marketing and sales. From 1986 to 1994, Mr. Swinton served as vice president of product development, sales and marketing at Marriott International, where he was responsible for designing, developing, marketing and the initial operations of the Brighton Gardens assisted living and Stratford Court independent full-service product lines.

Larry E. Hulse
Senior Vice President and Chief Financial Officer
Mr. Hulse, 47, joined Sunrise in 1995 as chief accounting officer, becoming chief financial officer in March 2000. Previously, Mr. Hulse was with the international accounting firm of Ernst & Young LLP from 1980 until October of 1995. As senior manager at Ernst & Young LLP, Mr. Hulse provided accounting, audit, tax and consulting services to various industries and clients including Sunrise.

John F. Gaul
Senior Vice President and General Counsel
Mr. Gaul, 35, joined Sunrise as senior vice president and general counsel in October 2002. Prior to joining the company, Mr. Gaul was a partner with the law firm of Hogan & Hartson L.L.P. in Washington, D.C., where he practiced corporate, securities and transactional law from 1994 to 2002.

Kenneth J. Abod
Senior Vice President and Treasurer
Mr. Abod, 38, joined Sunrise in 1996 as controller, becoming senior vice president and chief financial officer of Management Services in March 2000, and assumed his current position in September 2001. He was an investment advisor and manager of defined contribution services with Bolton Offutt Donovan, Inc., a benefits consulting firm, from 1994 to 1996. Mr. Abod was treasurer and vice president of accounting for Bankers Finance Investment Management Corp., an investment company, from 1993 to 1994. He also served as a staff accountant with the Division of Enforcement of the Securities and Exchange Commission from 1992 to 1993 after being an auditor with Ernst & Young LLP from 1987 to 1992.

Jeffrey M. Jasnoff
Senior Vice President, Human Resources
Mr. Jasnoff, 43, joined Sunrise in June 1998 as vice president of Human Resources. In March 2001, he began serving as senior vice president of Human Resources. He is also the secretary of The Sunrise Good Samaritan Fund, Inc. Prior to joining Sunrise, Mr. Jasnoff served as a vice president of Human Resources for Manor Health Care from 1993 to 1998.

Other Senior Management

Carl G. Adams
Senior Vice President and Chief Accounting Officer

Sean P. Ambrose
Senior Vice President, Development

Steven R. Anastasio
Senior Vice President, Leadership and Organizational Development

Jay A. Beckhorn
Senior Vice President, Properties

Mark W. Beliczky
Senior Vice President, Operations

Julian Myers Benton
Vice President and Corporate Counsel

William F. Carney
Senior Vice President

Martha Child
President, Martha Child Interiors, Inc.

Harley D. Cook
Executive Vice President, Development

Sherill G. Garvey
Senior Vice President, Resident Care Services

Daniel B. Gorham
Executive Vice President, Properties

C. Mark Hannan
Senior Vice President, Sales and Marketing

Michael G. Hartman
Senior Vice President, Properties

Timothy E. Hedges
Senior Vice President, Development

Cornelia E. Kagan
Senior Vice President and Chief Information Officer

Bruce E. Kudeviz
Senior Vice President, Finance

Douglas J. MacLatchy
Executive Vice President and Chief Financial Officer, Properties

David Marsh
Managing Director, European Operations

Joseph McElwee
Senior Vice President, New Business Development

Paul S. Milstein
Senior Vice President, International Debt

Cindy L. Musikantow
Senior Vice President, Operations

Mark L. Owens
Senior Vice President, Construction

James S. Pope
Executive Vice President, Properties

William Shields
Senior Vice President, Development

Scott S. Stewart
Senior Vice President, Acquisitions

Daniel F. Zemanek
Senior Vice President, Development

Board of Directors

Paul J. Klaassen
Mr. Klaassen, 45, is Founder, Chairman of the Board and Chief Executive Officer.

Teresa M. Klaassen
Ms. Klaassen, 47, is Founder, Chief Cultural Officer, Executive Vice President and Secretary.

David W. Faeder[3]
Vice Chairman and Director
Mr. Faeder, 46, served as executive vice president and chief financial officer of Sunrise and its predecessor entities from 1993 to 1997. He was elected a director in 1994. He was named president of Sunrise in July 1997, and served in that position until April 2000. Mr. Faeder was elected vice chairman of the Sunrise board, effective April 2000, and serves as the chairman of the Investment Committee. Prior to joining Sunrise, Mr. Faeder was an officer of Morgan Stanley and Credit Suisse First Boston. He currently serves as the president of the Sunrise Foundation. He also serves on the Board of Associates of the University of Richmond, and is a trustee of the Old Dominion University Educational Foundation.

Ronald V. Aprahamian[1][2][4]
Mr. Aprahamian, 56, is chairman of the board of Superior Consultant Holdings. Mr. Aprahamian served as chairman of the board and chief executive officer of The Compucare Company, a health care information technology company, from 1988 to October 1996. From May 1997 to September 1998, he was a consultant to Sunrise.

David G. Bradley[1][2]
Mr. Bradley, 50, is chairman and owner of Atlantic Media Company, which encompasses the *Atlantic Monthly*, *National Journal*, the *Hotline*, *Government Executive* and several online daily briefings. He is also the founder and former chairman of two, now public, research centers and think tanks—the Advisory Board and the Corporate Executive Board. In addition to Sunrise Assisted Living, Mr. Bradley serves on the board of directors of Georgetown University.

Craig R. Callen[3]
Mr. Callen, 47, is a managing director and head of U.S. Health Care Investment Banking at Credit Suisse First Boston LLC, a subsidiary of Credit Suisse Group, which acquired Donaldson, Lufkin & Jenrette, Inc. (DLJ) in 2000. Prior to the acquisition, he was managing director and co-head of Health Care Investment Banking at DLJ. Mr. Callen began his career at DLJ in 1984 and has advised health care companies exclusively since 1989.

Thomas J. Donohue[1][2][4]
Mr. Donohue, 64, is president and chief executive officer of the U.S. Chamber of Commerce. From 1984 to September 1997, he was president and chief executive officer of the American Trucking Association, the national trade organization of the trucking industry. Mr. Donohue currently serves on the boards of directors of Union Pacific Corporation; Qwest Communications International Inc.; XM Satellite Radio Holdings Inc.; and Marymount University.

J. Douglas Holladay[3][4]
Mr. Holladay, 56, is a general partner in two private equity firms with offices in New York and Washington, D.C.: Park Avenue Equity Partners, LP and the Thornton Group, LLC. Mr. Holladay has held senior positions with the international investment banking firm, Goldman, Sachs and Company; the State Department and the White House. While a diplomat, he was accorded the personal rank of ambassador. Mr. Holladay has served as an advisor and board member to numerous organizations, both private and public, including Morehouse College, Harvard University, Heidrick & Struggles, Hughes Supply, Inc., Northstar Consulting and United Way International.

Pete A. Klisares
Mr. Klisares, 67, is a principal owner of MIGG Capital Investment Company and a business consultant. He was previously president and chief operating officer of Karrington Health, Inc., which was acquired by Sunrise in May 1999. Prior to his employment with Karrington Health, Inc., Mr. Klisares was employed with Worthington Industries for seven years and AT&T (Lucent) for 30 years. Currently, he serves on the boards of Vistacare, Huntington National Bank, Dominion Homes and MPW Industrial Services.

J.W. Marriott, Jr.*
Mr. Marriott, 71, is chairman of the board and chief executive officer of Marriott International. He joined Marriott Corporation in 1956, became president and a director in 1964, chief executive officer in 1972 and chairman of the board in 1985. Mr. Marriott also is a director of the Naval Academy Endowment Trust. He serves on the Board of Trustees of the National Geographic Society, The J. Willard & Alice S. Marriott Foundation, and is a member of the Executive Committee of the World Travel & Tourism Council and the Business Council. Mr. Marriott has served as chairman and chief executive officer of Marriott International since Marriott International's inception in 1997, and served as chairman and chief executive officer of the company's predecessors from 1985 to 1998.

Board Committees
(1) Audit Committee, (2) Compensation Committee, (3) Investment Committee, (4) Nominating and Corporate Governance Committee
*Effective upon the closing of Sunrise's acquisition of Marriott Senior Living Services, Inc. from Marriott International, Inc.

Corporate Information

Corporate Headquarters
Sunrise Assisted Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
703.273.7500

Transfer Agent and Registrar
Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard
Charlotte, North Carolina 28288

Annual Meeting Date
Sunrise will hold its annual meeting of stockholders on Monday, May 12, 2003, at 9:00 a.m. at:
Ritz-Carlton Hotel, Tysons Corner
1700 Tysons Boulevard
McLean, Virginia 22102
703.506.4300

Form 10-K and Annual Reports Available
Copies of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling 703.273.7500 or writing:
Sunrise Assisted Living, Inc.
Investor Relations
7902 Westpark Drive
McLean, Virginia 22102

Stock Information
Sunrise's common stock is listed and traded publicly on the New York Stock Exchange under the symbol SRZ. Trading of the common stock commenced on May 31, 1996. Sunrise's common stock began trading on the New York Stock Exchange on May 23, 2001, under the symbol SRZ. Prior to that date, Sunrise's common stock was traded on the Nasdaq National Market under the symbol SNRZ. As of March 14, 2003, there were 263 stockholders of record. No cash dividends have been paid in the past.

Quarterly Market Price Range of Common Stock

2002

Quarter Ended	High	Low
March 31, 2002	32.70	20.60
June 30, 2002	30.15	25.36
September 30, 2002	27.50	21.00
December 31, 2002	29.00	19.60

2001

Quarter Ended	High	Low
March 31, 2001	25.625	18.125
June 30, 2001	27.50	18.375
September 30, 2001	32.00	22.50
December 31, 2001	31.81	23.65

Web Site
To learn more about Sunrise Assisted Living, Inc., visit our Web site:
www.sunriseseniorliving.com

Forward-Looking Statements
This annual report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Although Sunrise believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that Sunrise's expectations will be realized. Sunrise's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, our ability to execute on our sale/manage back program, market factors that could affect the value of our properties, the risks of downturns in economic conditions generally, success in integrating Marriott Senior Living Services operations, satisfaction of closing conditions and availability of financing for development and acquisitions. Some of these factors are discussed elsewhere herein. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.


SUNRISE
SENIOR LIVING

7902 Westpark Drive McLean, Virginia 22102 703.273.7500 www.sunriseseniorliving.com